UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: _____November 15, 2010_____
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	INTEGRYS ENERGY GROUP, INC. (a Wisconsin Corporation) 130 East Randolph Drive Chicago, Illinois 60601-6207 (312) 228-5400	39-1775292

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events

On November 15, 2010, Integrys Energy Group, Inc. (the "Company") sold $250,000,000 aggregate principal amount of its 4.170% Senior Notes Due November 1, 2020 (the "Senior Notes") in a public offering through Citigroup Global Markets Inc., Mitsubishi UFJ Securities (USA), Inc., Morgan Stanley & Co. Incorporated, Mizuho Securities USA Inc., Scotia Capital (USA) Inc. and U.S. Bancorp Investments, Inc. The Senior Notes are registered with the Securities and Exchange Commission on a Registration Statement on Form S-3 (Registration No. 333-158218). In connection with the offering and sale of the Senior Notes, final versions of the following are filed herewith: (1) the Underwriting Agreement, dated November 9, 2010, by and among the Company and Citigroup Global Markets Inc., Mitsubishi UFJ Securities (USA), Inc. and Morgan Stanley & Co. Incorporated, for themselves and as representatives of the several underwriters named therein; (2) the Fifth Supplemental Indenture, dated as of November 1, 2010, by and between the Company and U.S. Bank National Association, as trustee, creating the Senior Notes, including the form of note; (3) the new Replacement Capital Covenant, dated as of December 1, 2010 (the "New RCC"), whereby the Company covenants for the benefit of holders of a designated series of the Company's long-term indebtedness that ranks senior to the Company's 6.11% Junior Subordinated Notes Due 2066 (the "Junior Subordinated Notes") that it will not redeem or repurchase the Junior Subordinated Notes on or before December 1, 2036, unless, subject to certain limitations, during the 360 days prior to the date of that redemption or repurchase the Company has received a specified amount of proceeds from the sale of qualifying securities that have equity-like characteristics that are the same as, or more equity-like than, the applicable characteristics of the Junior Subordinated Notes; and (4) an Amendment to the Replacement Capital Covenant, dated as of December 1, 2010 (the "Amendment"), which amends the terms of the Replacement Capital Covenant, dated as of December 1, 2006, by the Company in favor of and for the benefit of certain debtholders (the "Existing RCC") to delete those covenants (Sections 2 and 3 thereof) that currently restrict the Company's ability to redeem or repurchase the Junior Subordinated Notes without the issuance of certain replacement capital securities.

The foregoing descriptions of the Senior Notes, the New RCC, the Amendment, the Existing RCC and other documents relating to this transaction do not purport to be complete and are qualified in their entirety by reference to the full texts of these securities and documents, forms or copies of which are attached as exhibits to this Current Report on Form 8-K and are incorporated herein by reference.

Item 9.01   Financial Statements and Exhibits

(a)   Not applicable

(b)   Not applicable

(c)   Not applicable

(d)   Exhibits. The following exhibits are being filed herewith:

1	Underwriting Agreement, dated November 9, 2010, by and among Integrys Energy Group, Inc. and Citigroup Global Markets Inc., Mitsubishi UFJ Securities (USA), Inc. and Morgan Stanley & Co. Incorporated, for themselves and as representatives of the several underwriters named therein
4	Fifth Supplemental Indenture, dated as of November 1, 2010, by and between Integrys Energy Group, Inc. and U.S. Bank National Association, as trustee
99.1	Replacement Capital Covenant of Integrys Energy Group, Inc., dated as of December 1, 2010

99.2	Replacement Capital Covenant of Integrys Energy Group, Inc. (f/k/a WPS Resources Corporation), dated as of December 1, 2006 (incorporated by reference to Exhibit 99 to Integrys Energy Group's Form 8-K filed December 1, 2006)
99.3	Amendment, dated as of December 1, 2010, to Replacement Capital Covenant, dated as of December 1, 2006, of Integrys Energy Group, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEGRYS ENERGY GROUP, INC.

By:____ /s/ Barth J. Wolf _____
    Barth J. Wolf
    Vice President, Chief Legal Officer and Secretary

Date: November 15, 2010

INTEGRYS ENERGY GROUP, INC.

Exhibit Index to Form 8-K
Dated November 15, 2010

Exhibit
Number

1   Underwriting Agreement, dated November 9, 2010, by and among Integrys Energy Group,
           Inc. and Citigroup Global Markets Inc., Mitsubishi UFJ Securities (USA), Inc. and Morgan
           Stanley & Co. Incorporated, for themselves and as representatives of the several
           underwriters named therein

4   Fifth Supplemental Indenture, dated as of November 1, 2010, by and between Integrys
           Energy Group, Inc. and U.S. Bank National Association, as trustee

99.1   Replacement Capital Covenant of Integrys Energy Group, Inc., dated as of December 1, 2010

99.2   Replacement Capital Covenant of Integrys Energy Group, Inc. (f/k/a WPS Resources
           Corporation), dated as of December 1, 2006 (incorporated by reference to Exhibit 99 to
           Integrys Energy Group's Form 8-K filed December 1, 2006)

99.3   Amendment, dated as of December 1, 2010, to Replacement Capital Covenant, dated as of
           December 1, 2006, of Integrys Energy Group, Inc.

Exhibit 1
EXECUTION COPY

INTEGRYS ENERGY GROUP, INC.

4.170% Senior Notes Due November 1, 2020

Underwriting Agreement

New York, New York
November 9, 2010

To the Representatives named in
Schedule I hereto of the several
Underwriters named in
Schedule II hereto

Ladies and Gentlemen:

Integrys Energy Group, Inc., a corporation organized under the laws of Wisconsin (the "Company"), proposes to sell to the several underwriters named in Schedule II hereto (the "Underwriters"), for whom you (the "Representatives") are acting as representatives, the principal amount of its securities identified in Schedule I hereto (the "Securities"), to be issued under an Indenture, dated as of October 1, 1999, between the Company and U.S. Bank National Association, as trustee (the "Trustee"), as amended and supplemented to the date hereof (as so amended and supplemented, the "Original Indenture") and to be further supplemented by the Fifth Supplemental Indenture, dated as of November 1, 2010, creating the series in which the Securities are to be issued (the "Supplemental Indenture"). The term "Indenture," as used herein, means the Original Indenture as supplemented by the Supplemental Indenture. To the extent there are no additional Underwriters listed on Schedule I other than you, the term Representatives as used herein shall mean you, as Underwriters, and the terms Representatives and Underwriters shall mean either the singular or plural as the context requires. Any reference herein to the Registration Statement, the Base Prospectus, any Preliminary Prospectus or the Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 12 of Form S-3 which were filed under the Exchange Act on or before the Effective Date of the Registration Statement or the issue date of the Base Prospectus, any Preliminary Prospectus or the Final Prospectus, as the case may be; and any reference herein to the terms "amend," "amendment" or "supplement" with respect to the Registration Statement, the Base Prospectus, any Preliminary Prospectus or the Final Prospectus shall be deemed to refer to and include the filing of any document under the Exchange Act after the Effective Date of the Registration Statement or the issue date of the Base Prospectus, any Preliminary Prospectus or the Final Prospectus, as the case may be, deemed to be incorporated therein by reference. Certain terms used herein are defined in Section 20 hereof.

1.   Representations and Warranties. The Company represents and warrants to, and agrees with, each Underwriter as set forth below in this Section 1.

(a)   *Registration Statement and Prospectuses.* The Company meets the requirements for use of Form S-3 under the Act and has prepared and filed with the Commission

an automatic shelf registration statement, as defined in Rule 405 (the file number of which is set forth in Schedule I hereto) on Form S-3, including a related Base Prospectus, for registration under the Act of the offering and sale of the Securities. Such Registration Statement, including any amendments thereto filed prior to the Execution Time, became effective upon filing. The Company may have filed with the Commission, as part of an amendment to the Registration Statement or pursuant to Rule 424(b), one or more Preliminary Prospectuses relating to the Securities, each of which has previously been furnished to you. The Company will file with the Commission a Final Prospectus relating to the Securities in accordance with Rule 424(b). As filed, such Final Prospectus shall contain all information required by the Act and the rules thereunder, and, except to the extent the Representatives shall agree in writing to a modification, shall be in all substantive respects in the form furnished to you prior to the Execution Time or, to the extent not completed at the Execution Time, shall contain only such specific additional information and other changes (beyond that contained in the Base Prospectus and any Preliminary Prospectus) as the Company has advised you, prior to the Execution Time, will be included or made therein. The Registration Statement, at the Execution Time, meets the requirements set forth in Rule 415(a)(1)(x).

(b)   *No Material Misstatements or Omissions.*   On each Effective Date, the Registration Statement did, and when the Final Prospectus is first filed in accordance with Rule 424(b) and on the Closing Date (as defined herein), the Final Prospectus (and any supplement thereto) will, comply in all material respects with the applicable requirements of the Act, the Exchange Act and the Trust Indenture Act and the respective rules thereunder; on each Effective Date and at the Execution Time, the Registration Statement did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; on the Effective Date and on the Closing Date the Indenture did or will comply in all material respects with the applicable requirements of the Trust Indenture Act and the rules thereunder; and on the date of any filing pursuant to Rule 424(b) and on the Closing Date, the Final Prospectus (together with any supplement thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to (i) that part of the Registration Statement which shall constitute the Statement of Eligibility and Qualification (Form T-1) under the Trust Indenture Act of the Trustee or (ii) the information contained in or omitted from the Registration Statement or the Final Prospectus (or any supplement thereto) in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion in the Registration Statement or the Final Prospectus (or any supplement thereto), it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8 hereof.

(c)   *Disclosure Package.*   The (i) Disclosure Package and (ii) each electronic road show, if any, when taken together as a whole with the Disclosure Package, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from the Disclosure Package based upon and in conformity with written information furnished to the

Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8(b) hereof.

(d)   *Status of Company as Well-Known Seasoned Issuer.* (i) At the time of filing the Registration Statement, (ii) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Sections 13 or 15(d) of the Exchange Act or form of prospectus), (iii) at the time the Company or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c)) made any offer relating to the Securities in reliance on the exemption in Rule 163, and (iv) at the Execution Time (with such date being used as the determination date for purposes of this clause (iv)), the Company was or is (as the case may be) a "well-known seasoned issuer" as defined in Rule 405. The Company agrees to pay the fees required by the Commission relating to the Securities within the time required by Rule 456(b)(1) without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r).

(e)   *Absence of Status as Ineligible Issuer.* (i) At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a *bona fide* offer (within the meaning of Rule 164(h)(2)) of the Securities and (ii) as of the Execution Time (with such date being used as the determination date for purposes of this clause (ii)), the Company was not and is not an Ineligible Issuer (as defined in Rule 405), without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an Ineligible Issuer.

(f)   *Issuer Free Writing Prospectuses.* Each Issuer Free Writing Prospectus and the final term sheet prepared and filed pursuant to Section 5(b) hereto does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein by reference and any prospectus supplement deemed to be a part thereof that has not been superseded or modified. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8(b) hereof.

(g)   *Organization and Good Standing of the Company.* The Company has been duly organized and is validly existing as a corporation under the laws of the State of Wisconsin with power and authority (corporate and other) to own, lease and operate its properties and conduct its business as described in the Registration Statement, the Disclosure Package and the Final Prospectus; the Company has not filed Articles of Dissolution with the Department of Financial Institutions of the State of Wisconsin, and no grounds exist for the Department of Financial Institutions of the State of Wisconsin to dissolve such corporation administratively pursuant to the provisions of the Wisconsin Business Corporation Law; the Company is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which its ownership or lease of properties or the conduct of its business requires such qualification, except where the failure to so qualify and be in good standing would

not, individually or in the aggregate, have a material adverse effect on the performance of this Agreement or the consummation of any of the transactions contemplated hereby or the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business (a "Material Adverse Effect").

(h) *Organization and Good Standing of Covered Subsidiaries.* Each of Wisconsin Public Service Corporation, a Wisconsin corporation ("WPS"), The Peoples Gas Light and Coke Company, an Illinois corporation ("PGL"), Integrys Energy Services, Inc., a Wisconsin corporation ("TEGE"), Michigan Gas Utilities Corporation, a Delaware corporation ("MGU"), Minnesota Energy Resources Corporation, a Delaware corporation ("MERC"), Peoples Energy Corporation, an Illinois corporation ("PEC"), North Shore Gas Company, an Illinois corporation ("NSG"), and WPS Investments, LLC, a Wisconsin limited liability company (("WPSI" and together with WPS, PGL, TEGE, MGU, MERC, PEC, and NSG, the "Covered Subsidiaries") has been duly organized and is validly existing under the laws of the jurisdiction of its incorporation or organization and has corporate or limited liability power and authority to own, lease and operate its properties and conduct its business as described in the Registration Statement, the Disclosure Package and the Final Prospectus; no Covered Subsidiary which is organized under the laws of the State of Wisconsin has filed Articles of Dissolution with the Department of Financial Institutions of the State of Wisconsin, and no grounds exist for the Department of Financial Institutions of the State of Wisconsin to dissolve any such Covered Subsidiary administratively pursuant to the provisions of the Wisconsin Business Corporation Law or Chapter 183 of the Wisconsin Statutes, as applicable; each Covered Subsidiary is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which the ownership or lease of properties or the conduct of its business requires such qualification, except where the failure to so qualify or to be in good standing would not result in a Material Adverse Effect. The Company has no subsidiaries which either individually or considered in the aggregate as a single subsidiary constitute a "significant subsidiary" as defined in Rule 405 under the Act, other than the Covered Subsidiaries.

(i) *Ownership of Covered Subsidiaries.* All of the outstanding shares of capital stock or other equity interests of the Covered Subsidiaries (i) have been duly and validly authorized and issued and are fully paid and nonassessable, and (ii) other than the preferred stock of WPS, are owned directly or indirectly by the Company, free and clear of any lien, charge, encumbrance, security interest, restriction on voting or transfer or any other claim of any third party.

(j) *Accuracy of Description of Certain Descriptions in the Registration Statement and Prospectuses; Exhibits.* The descriptions in the Registration Statement, the Disclosure Package and the Final Prospectus of (i) statutes, (ii) legal, governmental and regulatory proceedings relating to the Company, and (iii) contracts and other documents are accurate in all material respects; and the statements incorporated by reference in the Preliminary Prospectus and the Final Prospectus from Item 3 of Part I of the Company's Annual Report on Form 10-K for the year ended 2009, to the extent that they constitute summaries of matters of law or regulation or legal conclusions, fairly summarize the matters described therein in all material respects. There is no franchise, contract or other document of a character required to be described in the Registration Statement or the Final Prospectus or to be filed as an exhibit

thereto, which is not described or filed as required (and the Preliminary Prospectus that is included in the Disclosure Package contains in all material respects the same description of the foregoing matters contained in the Final Prospectus). The Indenture, the Securities, the new Replacement Capital Covenant entered into by the Company for the initial benefit of the holders of the Securities (the "New Replacement Capital Covenant"), and the amendment of the Replacement Capital Covenant, dated as of December 1, 2006 (the "Existing RCC"), conform in all material respects to the descriptions thereof contained in the Registration Statement, the Disclosure Package and the Final Prospectus.

(k) *The Indenture.* The Indenture has been duly authorized by the Company, and when the Supplemental Indenture has been duly executed and delivered in accordance with its terms by each of the parties thereto, the Indenture will constitute a valid and legally binding agreement of the Company enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally or by equitable principles relating to enforceability (collectively, the "Enforceability Exceptions").

(l) *The Securities.* The Securities have been duly authorized by the Company and, when duly executed, authenticated, issued and delivered as provided in the Indenture and paid for as provided herein, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company entitled to the benefits of the Indenture.

(m) *Underwriting Agreement.* This Agreement has been duly authorized, executed and delivered by the Company.

(n) *Investment Company Act.* The Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Disclosure Package and the Final Prospectus, will not be an "investment company" as defined in the Investment Company Act of 1940, as amended.

(o) *No Consents Required.* No consent, approval, authorization, filing with or order of any court or governmental agency or body is required to be obtained by the Company or any of its subsidiaries in connection with the transactions contemplated herein, including the amendment of the Existing RCC, except such as have been obtained under the Act and the Trust Indenture Act and such as may be required under the blue sky laws of any jurisdiction in connection with the purchase and distribution of the Securities by the Underwriters in the manner contemplated in this Agreement, the Disclosure Package and Final Prospectus.

(p) *No Conflicts.* Neither the execution and delivery of the Supplemental Indenture, the issue and sale of the Securities nor the consummation of any other of the transactions herein contemplated nor the fulfillment of the terms hereof will conflict with, result in a breach or violation of, or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of the Covered Subsidiaries pursuant to, (i) the charter or by-laws of the Company or any of the Covered Subsidiaries, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any of the Covered Subsidiaries is a party or bound or to which its or their property is subject, or (iii) any statute,

law, rule, regulation, judgment, order or decree applicable to the Company or any of its Covered Subsidiaries of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of the Covered Subsidiaries or any of its or their properties, except, in the case of clauses (ii) and (iii) above, for any such conflict, breach, violation or default that would not, individually or in the aggregate, have a Material Adverse Effect.

(q)   *No Registration Rights.* No holders of securities of the Company have rights to the registration of such securities under the Registration Statement.

(r)   *Financial Statements.* The consolidated historical financial statements and schedules of the Company and its consolidated subsidiaries, and the financial statements of American Transmission Company LLC ("ATC") included in the Preliminary Prospectus, the Final Prospectus and the Registration Statement present fairly the financial condition, results of operations and cash flows of the Company and ATC, respectively, as of the dates and for the periods indicated, comply as to form with the applicable accounting requirements of the Act and have been prepared in conformity with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as otherwise noted therein). The selected financial data set forth under the caption "Summary Consolidated Financial Information" and "Capitalization" in the Preliminary Prospectus, the Prospectus and Registration Statement fairly present, on the basis stated in the Preliminary Prospectus, the Prospectus and the Registration Statement, the information included therein.

(s)   *Legal Proceedings.* Except as described in the Registration Statement, the Disclosure Package and the Final Prospectus, there is no pending action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator to which the Company or any of its subsidiaries is or may be a party or to which any property of the Company or any of its subsidiaries is or may be the subject that, individually or in the aggregate, if determined adversely to the Company or any of its subsidiaries, could reasonably be expected to have a Material Adverse Effect or a material adverse effect on the performance of this Agreement or the consummation of any of the transactions contemplated thereby; no such actions, suits or proceedings are, to the best knowledge of the Company, threatened or contemplated by any governmental or regulatory authority or threatened by others; and there are no current or pending actions, suits or proceedings of a character that are required under the Act to be disclosed in the Registration Statement, the Disclosure Package and the Final Prospectus that are not adequately disclosed.

(t)   *Title to Real Property.* The Company and its subsidiaries have good and marketable title in fee simple to, or have valid rights to lease or otherwise use, all items of real property that are material to the respective businesses of the Company and its subsidiaries, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title, except as otherwise disclosed in the Registration Statement, the Disclosure Package and the Final Prospectus and for those that (i) do not materially interfere with the use made and proposed to be made of such property by the Company and its subsidiaries or (ii) could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(u)   *No Violation or Default.*   Neither the Company nor any of the Covered Subsidiaries is (i) in violation of its charter or by-laws or similar organizational documents; (ii) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of the Covered Subsidiaries is a party or by which the Company or any of the Covered Subsidiaries is bound or to which any of the property or assets of the Company or any of the Covered Subsidiaries is subject; or (iii) except as set forth in the Registration Statement, the Disclosure Package and the Final Prospectus, in violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory body, administrative agency or other authority having jurisdiction over the Company or such Covered Subsidiary or any of its property or assets, except, in the case of clauses (ii) and (iii) above, for any such default or violation that would not, individually or in the aggregate, have a Material Adverse Effect.

(v)   *Independent Accountants.*   Deloitte & Touche LLP, who have certified certain financial statements of the Company and its consolidated subsidiaries and of ATC and delivered their reports with respect to the audited consolidated financial statements and schedules of the Company and its consolidated subsidiaries and the audited financial statements of ATC included in the Disclosure Package and Final Prospectus is an independent registered public accounting firm with respect to the Company and its subsidiaries and ATC within the applicable rules and regulations adopted by the Commission and the Public Company Accounting Oversight Board (United States) and as required by the Act.

(w)   *Taxes.*   The Company and its subsidiaries have paid all material federal, state, local and foreign taxes, other than taxes that are being disputed in good faith by the Company or any of its subsidiaries, and have filed all material tax returns required to be paid or filed through the date hereof; and except as otherwise disclosed in the Registration Statement, the Disclosure Package and the Final Prospectus, there is no tax deficiency that has been, or could reasonably be expected to be, asserted against the Company or any of its subsidiaries or any of their respective properties or assets that could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(x)   *No Labor Disputes.*   No labor disturbance by or dispute with employees of the Company or any of its subsidiaries exists or, to the best knowledge of the Company, is contemplated or threatened, except as disclosed in the Registration Statement, the Disclosure Package and the Final Prospectus, except for any such disturbance or dispute that would not, individually or in the aggregate, have a Material Adverse Effect.

(y)   *Insurance.*   The Company and each of its subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; all policies of insurance insuring the Company or any of its subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect; the Company and its subsidiaries are in compliance with the terms of such policies and instruments in all material respects; and there are no claims by the Company or any of its subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a

reservation of rights clause, except for such claims which, if successfully denied, would not have a Material Adverse Effect; and neither the Company nor any such subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto).

(z)   *No Restrictions on Dividends or Distributions.* Except as otherwise disclosed in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto), no Covered Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Covered Subsidiary's capital stock, from repaying to the Company any loans or advances to such Covered Subsidiary from the Company or from transferring any of such Covered Subsidiary's properties or assets to the Company or any other subsidiary of the Company.

(aa)   *Licenses and Permits.* The Company and its subsidiaries possess all licenses, certificates, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate federal, state, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as described in the Registration Statement, the Disclosure Package and the Final Prospectus, except where the failure to possess or make the same would not, individually or in the aggregate, have a Material Adverse Effect; and except as described in the Registration Statement, the Disclosure Package and the Final Prospectus, neither the Company nor any of its subsidiaries has received notice of any revocation or modification of any such license, certificate, permit or authorization or has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course, except where the revocation, modification or non-renewal of the same would not, individually or in the aggregate, have a Material Adverse Effect.

(bb)   *Internal Accounting Controls.* The Company and its subsidiaries maintain systems of "internal control over financial reporting" (as defined in Rule 13a-15(f) of the Exchange Act) that comply with the requirements of the Exchange Act and have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including, but not limited to internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as disclosed in the Disclosure Package and the Final Prospectus, since the end of the Company's most recent audited fiscal year, there have been (i) no material weaknesses in the Company's internal control over financial reporting (whether or nor remediated), and (ii) no change in the Company's

internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

(cc) *Disclosure Controls.* The Company and its subsidiaries maintain an effective system of "disclosure controls and procedures" (as defined in Rule 13a-15(e) of the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company and its subsidiaries have carried out evaluations of the effectiveness of their disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.

(dd) *No Stabilization.* The Company has not taken, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(ee) *Compliance with Environmental Laws.* The Company and its subsidiaries (i) are in compliance with any and all applicable federal, state, local and foreign laws, rules, regulations, requirements, decisions and orders relating to the protection of human health or safety, the environment, natural resources, hazardous or toxic substances or wastes, pollutants or contaminants (collectively, "Environmental Laws"); (ii) have received and are in compliance with all permits, licenses, certificates or other authorizations or approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (z) have not received notice of any actual or potential liability under or relating to any Environmental Laws, including for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except as in any such case as disclosed in the Registration Statement, the Disclosure Package and the Final Prospectus and for any such failure to comply, or failure to receive required permits, licenses or approvals, or liability, as would not, individually or in the aggregate, have a Material Adverse Effect. Except as set forth in the Disclosure Package and the Final Prospectus, neither the Company nor any of its subsidiaries has been named as a "potentially responsible party" under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, except in such instances which would not, individually or in the aggregate, have a Material Adverse Effect.

(ff) *Periodic Review of the Effect of Environmental Laws on the Company.* In the ordinary course of its business, the Company periodically reviews the effect of Environmental Laws on the business, operations and properties of the Company and its subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, singly or in the aggregate, have a Material Adverse

Effect, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto)

(gg) *Compliance with ERISA.* (i) Each employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), that is maintained, administered or contributed to by the Company or any of its affiliates for employees or former employees of the Company and its affiliates (each such plan, a "Plan") has been maintained in compliance in all material respects with its terms and the requirements of any applicable statutes, orders, rules and regulations, including but not limited to ERISA and the Internal Revenue Code of 1986, as amended (the "Code"); (ii) no prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any such Plan excluding transactions effected pursuant to a statutory or administrative exemption; and (iii) for each such Plan that is subject to the funding rules of Section 412 of the Code or Section 302 of ERISA, no "accumulated funding deficiency" as defined in Section 412 of the Code has been incurred, whether or not waived. Except as set forth in the Disclosure Package and the Final Prospectus, there has been (i) no material increase in the aggregate amount of contributions required to be made to all Plans in the current fiscal year of the Company and its subsidiaries compared to the amount of such contributions made in the most recently completed fiscal year of the Company and its subsidiaries; and (ii) no material increase in the "accumulated post-retirement benefit obligations" (within the meaning of Statement of Financial Accounting Standards 106) of the Company and its subsidiaries compared to the amount of such obligations in the most recently completed fiscal year of the Company and its subsidiaries.

(hh) *Forward-Looking Statements.* No forward-looking statement (within the meaning of Section 27A of the Act and Section 21E of the Exchange Act) contained in the Registration Statement, the Disclosure Package and the Final Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(ii) *Sarbanes-Oxley Act.* There is and has been no failure on the part of the Company or any of the Company's directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the "Sarbanes-Oxley Act"), including Section 402 relating to loans and Sections 302 and 906 relating to certifications.

(jj) *Foreign Corrupt Practices Act.* Neither the Company nor any of its subsidiaries nor, to the best knowledge of the Company, any director, officer, agent, employee or other person associated with or acting on behalf of the Company or any of its subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(kk) *Lending Relationships.* Except as disclosed in the Registration Statement, the Disclosure Package and the Final Prospectus, the Company (i) does not have any material lending or other relationship with any bank or lending affiliate of Citigroup Global Markets

Holdings Inc. or of any of the Underwriters and (ii) does not intend to use any of the proceeds from the sale of the Securities hereunder to repay any outstanding debt owed to any affiliate of Citigroup Global Markets Holdings Inc. or of any of the Underwriters.

(ll) *No Immunity from Jurisdiction.* Neither the Company nor any of its subsidiaries nor any of its or their properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of the United States of America or any state or political subdivision thereof.

Any certificate signed by any officer of the Company and delivered to the Representatives or counsel for the Underwriters in connection with the offering of the Securities shall be deemed a representation and warranty by the Company, as to matters covered thereby, to each Underwriter.

2.   Purchase and Sale. Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Company agrees to sell to each Underwriter, and each Underwriter agrees, severally and not jointly, to purchase from the Company, at the purchase price set forth in Schedule I hereto the principal amount of the Securities set forth opposite such Underwriter's name in Schedule II hereto.

3.   Delivery and Payment. Delivery of and payment for the Securities shall be made on the date and at the time specified in Schedule I hereto or at such time on such later date not more than three Business Days after the foregoing date as the Representatives shall designate, which date and time may be postponed by agreement between the Representatives and the Company or as provided in Section 9 hereof (such date and time of delivery and payment for the Securities being herein called the "Closing Date"). Delivery of the Securities shall be made to the Representatives for the respective accounts of the several Underwriters against payment by the several Underwriters through the Representatives of the purchase price thereof to or upon the order of the Company by wire transfer payable in same-day funds to an account specified by the Company. Delivery of the Securities shall be made through the facilities of The Depository Trust Company unless the Representatives shall otherwise instruct. One or more global notes representing the Securities shall be registered in such names and in such denominations as Citigroup Global Markets Inc. may request not less than two Business Days in advance of the Closing Date.

The Company agrees to have such global note or global notes available for inspection by the Representative not later than 1:00 PM, New York City time, on the Business Day prior to the Closing Date.

4.   Offering by Underwriters. It is understood that the several Underwriters propose to offer the Securities for sale to the public as set forth in the Final Prospectus.

5.   Agreements. The Company agrees with the several Underwriters that:

(a)   Prior to the termination of the offering of the Securities, the Company will not file any amendment of the Registration Statement or supplement (including the Final Prospectus or any Preliminary Prospectus) to the Base Prospectus unless the Company has

furnished you a copy for your review prior to filing and will not file any such proposed amendment or supplement to which you reasonably object. The Company will cause the Final Prospectus, properly completed, and any supplement thereto to be filed in a form approved by the Representatives with the Commission pursuant to the applicable paragraph of Rule 424(b) within the time period prescribed and will provide evidence satisfactory to the Representatives of such timely filing. The Company will promptly advise the Representatives (i) when the Final Prospectus, and any supplement thereto, shall have been filed (if required) with the Commission pursuant to Rule 424(b), (ii) when, prior to termination of the offering of the Securities, any amendment to the Registration Statement shall have been filed or become effective, (iii) of any request by the Commission or its staff for any amendment of the Registration Statement, or any Rule 462(b) Registration Statement, or for any supplement to the Final Prospectus or for any additional information, or (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of any notice objecting to its use or the institution or threatening of any proceeding for that purpose. The Company will use its best efforts to prevent the issuance of any such stop order or the occurrence of any such suspension or objection to the use of the Registration Statement and, upon such issuance, occurrence or notice of objection, to obtain as soon as possible the withdrawal of such stop order or relief from such occurrence or objection, including, if necessary, by filing an amendment to the Registration Statement or a new registration statement and using its best efforts to have such amendment or new registration statement declared effective as soon as practicable.

(b)   The Company will prepare a final term sheet, containing solely a description of final terms of the Securities and the offering thereof, in the form approved by you and attached as Schedule IV hereto and to file such term sheet pursuant to Rule 433(d) within the time required by such Rule.

(c)   If, at any time prior to the filing of the Final Prospectus pursuant to Rule 424(b), any event occurs as a result of which the Disclosure Package would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made or the circumstances then prevailing not misleading, the Company will (i) notify promptly the Representatives so that any use of the Disclosure Package may cease until it is amended or supplemented; (ii) amend or supplement the Disclosure Package to correct such statement or omission; and (iii) supply any amendment or supplement to you in such quantities as you may reasonably request.

(d)   If, at any time when a prospectus relating to the Securities is required to be delivered under the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), any event occurs as a result of which the Final Prospectus as then supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made at such time not misleading, or if it shall be necessary to amend the Registration Statement, file a new registration statement or supplement the Final Prospectus to comply with the Act or the Exchange Act or the respective rules thereunder, including in connection with use or delivery of the Final Prospectus, the Company promptly will (i) notify the Representatives of any such event, (ii) prepare and file with the Commission, subject to the second sentence of paragraph (a) of this Section 5, an amendment or supplement or new

registration statement which will correct such statement or omission or effect such compliance, (iii) use its best efforts to have any amendment to the Registration Statement or new registration statement declared effective as soon as practicable in order to avoid any disruption in use of the Final Prospectus and (iv) supply any supplemented Final Prospectus to you in such quantities as you may reasonably request.

(e)   As soon as practicable, the Company will make generally available to its security holders and to the Representatives an earnings statement or statements of the Company and its subsidiaries which will satisfy the provisions of Section 11(a) of the Act and Rule 158.

(f)   The Company will furnish to the Representatives and counsel for the Underwriters, without charge, signed copies of the Registration Statement (including exhibits thereto) and to each other Underwriter a copy of the Registration Statement (without exhibits thereto) and, so long as delivery of a prospectus by an Underwriter or dealer may be required by the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), as many copies of each Preliminary Prospectus, the Final Prospectus and each Issuer Free Writing Prospectus and any supplement thereto as the Representatives may reasonably request. The Company will pay the expenses of printing or other production of all documents relating to the offering.

(g)   The Company agrees that, unless it has or shall have obtained the prior written consent of the Representatives, and each Underwriter, severally and not jointly, agrees with the Company that, unless it has or shall have obtained, as the case may be, the prior written consent of the Company, it has not made and will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a "free writing prospectus" (as defined in Rule 405) required to be filed by the Company with the Commission or retained by the Company under Rule 433, other than a free writing prospectus containing the information contained in the final term sheet prepared and filed pursuant to Section 5(b) hereto; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectuses included in Schedule III hereto and each electronic road show, if any. Any such free writing prospectus consented to by the Representatives or the Company is hereinafter referred to as a "Permitted Free Writing Prospectus." The Company agrees that (x) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (y) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping.

(h)   The Company will not, without the prior written consent of Citigroup Global Markets Inc., offer, sell, contract to sell, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of

Section 16 of the Exchange Act, any debt securities issued or guaranteed by the Company and having a term of more than one year (other than the Securities) or publicly announce an intention to effect any such transaction, until the Business Day set forth on Schedule I hereto.

(i)   The Company will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(j)   The Company will pay the costs and expenses relating to the following matters: (i) the preparation, printing or reproduction and filing with the Commission of the Registration Statement (including financial statements and exhibits thereto), each Preliminary Prospectus, the Final Prospectus and each Issuer Free Writing Prospectus, and each amendment or supplement to any of them; (ii) the printing (or reproduction) and delivery (including postage, air freight charges and charges for counting and packaging) of such copies of the Registration Statement, each Preliminary Prospectus, the Final Prospectus and each Issuer Free Writing Prospectus, and all amendments or supplements to any of them, as may, in each case, be reasonably requested for use in connection with the offering and sale of the Securities; (iii) the preparation, printing, authentication, issuance and delivery of certificates for the Securities, including any stamp or transfer taxes in connection with the original issuance and sale of the Securities; (iv) the printing (or reproduction) and delivery of this Agreement and all other agreements or documents printed (or reproduced) and delivered in connection with the offering of the Securities; (v) any filings required to be made with the Financial Industry Regulatory Authority (including filing fees and the reasonable fees and expenses of counsel to the Underwriters relating to the filings), (vi) the transportation and other expenses incurred by or on behalf of Company representatives in connection with presentations to prospective purchasers of the Securities; (vii) the fees and expenses of the Company's accountants and the fees and expenses of counsel (including local and special counsel) for the Company; and (viii) all other costs and expenses incident to the performance by the Company of its obligations hereunder.

6.   Conditions to the Obligations of the Underwriters. The obligations of the Underwriters to purchase the Securities shall be subject to the accuracy of the representations and warranties on the part of the Company contained herein as of the Execution Time and the Closing Date, to the accuracy of the statements of the Company made in any certificates pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder and to the following additional conditions:

(a)   The Final Prospectus, and any supplement thereto, have been filed in the manner and within the time period required by Rule 424(b); the final term sheet contemplated by Section 5(b) hereto, and any other material required to be filed by the Company pursuant to Rule 433(d) under the Act, shall have been filed with the Commission within the applicable time periods prescribed for such filings by Rule 433; and no stop order suspending the effectiveness of the Registration Statement or any notice objecting to its use shall have been issued and no proceedings for that purpose shall have been instituted or threatened.

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(b)   The Company shall have requested and caused Foley & Lardner LLP, counsel for the Company, to have furnished to the Representatives their opinion, dated the Closing Date and addressed to the Representatives, to the effect that:

(i)   The Registration Statement has become effective under the Act; any required filing of the Base Prospectus, any Preliminary Prospectus and the Final Prospectus, and any supplements thereto, pursuant to Rule 424(b) has been made in the manner and within the time period required by Rule 424(b); to the knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement or any notice objecting to its use has been issued, no proceedings for that purpose have been instituted or threatened, and the Registration Statement and the Final Prospectus (other than the financial statements and other financial and statistical information contained or incorporated by reference therein, as to which such counsel need express no opinion) comply as to form in all material respects with the applicable requirements of the Act, the Exchange Act and the Trust Indenture Act and the respective rules thereunder;

(ii)   The Company has been duly organized and is validly existing as a corporation under the laws of the State of Wisconsin with power and authority (corporate and other) to own, lease and operate its properties and conduct its business as described in the Registration Statement, the Disclosure Package and the Final Prospectus; based solely on a certificate of the Department of Financial Institutions of the State of Wisconsin, the Company has not filed articles of dissolution with the Department of Financial Institutions of the State of Wisconsin, and the Department of Financial Institutions of the State of Wisconsin has not commenced proceedings to dissolve such corporation administratively pursuant to the provisions of the Wisconsin Business Corporation Law and has made no determination that grounds exist for such action; the Company is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which its ownership or lease of properties or the conduct of its business requires such qualification, except where the failure to so qualify and be in good standing would not, individually or in the aggregate, have a Material Adverse Effect;

(iii)   Each Covered Subsidiary is validly existing under the laws of the jurisdiction of its incorporation or organization and has corporate or limited liability company power, as applicable, and authority to own, lease and operate its properties and conduct its business as described in the Registration Statement, the Disclosure Package and the Final Prospectus; based solely on a certificate of the Department of Financial Institutions of the State of Wisconsin, no Covered Subsidiary which is organized under the laws of the State of Wisconsin has filed articles of dissolution with the Department of Financial Institutions of the State of Wisconsin, and the Department of Financial Institutions of the State of Wisconsin has not commenced proceedings to dissolve any such Covered Subsidiary administratively pursuant to the provisions of the Wisconsin Business Corporation Law or Chapter 183 of the Wisconsin Statutes, as applicable, and has made no determination that grounds exist for such action;

(iv)   All of the outstanding shares of capital stock or other equity interests of WPS, TEGE and PEC have been duly and validly authorized and issued, are fully paid

and non-assessable, except for WPS and TEGE as noted in counsel's opinion regarding former Section 180.0622(2)(b) of the Wisconsin Business Corporation Law; and except for the preferred stock of WPS, all outstanding shares of capital stock of the Covered Subsidiaries are owned of record by the Company, either directly or through wholly owned subsidiaries.

(v)   The Indenture has been duly authorized, executed and delivered by the Company and, assuming due execution and delivery thereof by the Trustee, constitutes a valid and legally binding agreement of the Company enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. The Indenture has been duly qualified under the Trust Indenture Act;

(vi)   The Securities have been duly authorized, executed and delivered by the Company and, when duly authenticated as provided in the Indenture and paid for by the Underwriters as provided in this Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company entitled to the benefits of the Indenture;

(vii)   To the best knowledge of such counsel following reasonable investigation (which investigation shall be detailed in the opinion and shall include appropriate searches of court dockets), there is no pending or threatened action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator to which the Company or any of its subsidiaries is or may be a party or to which any property of the Company or any of its subsidiaries is or may be subject, of a character that is required to be disclosed in the Registration Statement which is not adequately disclosed in each Preliminary Prospectus and the Final Prospectus;

(viii)   The descriptions in the Registration Statement, the Disclosure Package and the Final Prospectus of (i) statutes, (ii) legal, governmental and regulatory proceedings relating to the Company, and (iii) contracts and other documents are accurate in all material respects; and the statements incorporated by reference in the Preliminary Prospectus and the Final Prospectus from Item 3 of Part I of the Company's Annual Report on Form 10-K for the year ended 2009, to the extent that they constitute summaries of matters of law or regulation or legal conclusions, fairly summarize the matters described therein in all material respects. To the best knowledge of such counsel, there is no franchise, contract or other document of a character required to be described in the Registration Statement or the Final Prospectus or to be filed as an exhibit thereto, which is not described or filed as required. The Indenture, the Securities, the New Replacement Capital Covenant and the amendment of the Existing RCC conform in all material respects to the descriptions thereof contained in the Registration Statement, any Preliminary Prospectus and the Final Prospectus;

(ix)   This Agreement has been duly authorized, executed and delivered by the Company;

(x)   The Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Disclosure

Package and the Final Prospectus, will not be an "investment company" as defined in the Investment Company Act of 1940, as amended;

(xi)   No consent, approval, authorization, filing with or order of any court or governmental agency or body is required to be obtained by the Company in connection with the transactions contemplated herein, including the amendment of the Existing RCC, except such as have been obtained under the Act and the Trust Indenture Act and such as may be required under the blue sky laws of any jurisdiction in connection with the purchase and distribution of the Securities by the Underwriters in the manner contemplated in this Agreement, the Disclosure Package and Final Prospectus;

(xii)   Neither the execution and delivery of the Supplemental Indenture, the issue and sale of the Securities nor the consummation of any other of the transactions herein contemplated nor the fulfillment of the terms hereof will conflict with, result in a breach or violation of, or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of the Covered Subsidiaries pursuant to, (i) the charter or by-laws of the Company or any of the Covered Subsidiaries, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument filed as an exhibit to the Company's most recent Annual Report on Form 10-K or any other indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any of WPS, PGL, TEGE and PEC (the "Principal Subsidiaries") is a party or bound or to which its or their property is subject, or (iii) any statute, law, rule, or regulation or, to the best knowledge of such counsel following reasonable investigation, including an inquiry of the Company and those lawyers at Foley & Lardner LLP who have provided legal services to the Company and its subsidiaries in the past two years, any judgment, order or decree applicable to the Company or any of the Principal Subsidiaries of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of the Principal Subsidiaries or any of its or their properties, except, in the case of clauses (ii) and (iii) above, for any such conflict, breach, violation or default that would not, individually or in the aggregate, have a Material Adverse Effect;

(xiii)   To the best knowledge of such counsel, no holders of securities of the Company have rights to the registration of such securities under the Registration Statement.

(xiv)   The Company and its subsidiaries have statutory authority, franchises, permits, easements and consents adequate to conduct the businesses in which they are respectively engaged without legal restrictions that would materially affect their ability to so conduct such business.

Such counsel shall also state that they have participated in conferences with representatives of the Company and with representatives of its independent accountants and counsel at which conferences the contents of the Registration Statement, the Disclosure Package and the Final Prospectus and any amendment and supplement thereto and related matters were discussed and,

although such counsel assumes no responsibility for the accuracy, completeness or fairness of the Registration Statement, the Disclosure Package, the Final Prospectus and any amendment or supplement thereto (except as expressly provided above), nothing has come to the attention of such counsel to cause such counsel to believe that (1) on the Effective Date the Registration Statement contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading or that the Final Prospectus as of its date and on the Closing Date included or includes any untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (in each case, other than the financial statements and other financial information contained or incorporated by reference therein, as to which such counsel need express no belief); and (2) the Disclosure Package, as amended or supplemented at the Execution Time, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (other than the financial statements and other financial information contained or incorporated by reference therein, as to which such counsel need express no belief).

In rendering such opinion, such counsel may rely (A) as to matters involving the application of laws of any jurisdiction other than the State of Wisconsin or the Federal laws of the United States, to the extent they deem proper and specified in such opinion, upon the opinion of other counsel of good standing whom they believe to be reliable and who are satisfactory to counsel for the Underwriters, and (B) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Company and public officials. References to the Final Prospectus in this paragraph (b) shall also include any supplements thereto at the Closing Date.

(c)   The Representatives shall have received from Schiff Hardin LLP, counsel for the Underwriters, such opinion or opinions, dated the Closing Date and addressed to the Representatives, with respect to the issuance and sale of the Securities, the Indenture, the Registration Statement, the Disclosure Package, the Final Prospectus (together with any supplement thereto) and other related matters as the Representatives may reasonably require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.

(d)   The Company shall have furnished to the Representatives a certificate of the Company, signed by the Chairman of the Board or the President and the principal financial or accounting officer of the Company, dated the Closing Date, to the effect that the signers of such certificate have carefully examined the Registration Statement, the Disclosure Package, the Final Prospectus and any supplements or amendments thereto, as well as each electronic road show, if any, used in connection with the offering of the Securities, and this Agreement and that:

> (i)   the representations and warranties of the Company in this Agreement are true and correct on and as of the Closing Date with the same effect as if made on the Closing Date and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date;

(ii)   no stop order suspending the effectiveness of the Registration Statement or any notice objecting to its use has been issued and no proceedings for that purpose have been instituted or, to the Company's knowledge, threatened; and

(iii)   since the date of the most recent financial statements included in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto), there has been no Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto).

(e)   The Company shall have requested and caused Deloitte & Touche LLP to have furnished to the Representatives, at the Execution Time and at the Closing Date, letters, (which may refer to letters previously delivered to one or more of the Representatives), dated respectively as of the Execution Time and as of the Closing Date, in form and substance satisfactory to the Representatives, confirming that they are independent accountants within the meaning of the Act and the Exchange Act and the respective applicable rules and regulations adopted by the Commission thereunder and that they have performed a review of the unaudited interim financial information of the Company and its subsidiaries for the nine-month period ended September 30, 2010, and as of September 30, 2010 in accordance with the Public Company Accounting Oversight Board Interim Auditing Standard 722, and stating in effect that:

(i)   in their opinion the audited financial statements and financial statement schedules of the Company and its subsidiaries and of ATC included or incorporated by reference in the Registration Statement, the Preliminary Prospectus and the Final Prospectus and reported on by them comply as to form with the applicable accounting requirements of the Act and the Exchange Act and the related rules and regulations adopted by the Commission;

(ii)   on the basis of a reading of the latest unaudited financial statements made available by the Company and its subsidiaries; their limited review, in accordance with standards established under the Public Company Accounting Oversight Board Interim Auditing Standard 722, of the unaudited interim financial information for the nine-month period ended September 30, 2010 and as at September 30, 2010, carrying out certain specified procedures (but not an examination in accordance with generally accepted auditing standards) which would not necessarily reveal matters of significance with respect to the comments set forth in such letter; a reading of the minutes of the meetings of the stockholders, directors and audit committee of the Company and the Subsidiaries; and inquiries of certain officials of the Company who have responsibility for financial and accounting matters of the Company and its subsidiaries as to transactions and events subsequent to December 31, 2009, nothing came to their attention which caused them to believe that:

(1)   any unaudited financial statements included or incorporated by reference in the Registration Statement, the Preliminary Prospectus and

the Final Prospectus do not comply as to form with applicable accounting requirements of the Act and with the related rules and regulations adopted by the Commission with respect to financial statements included or incorporated by reference in quarterly reports on Form 10-Q under the Exchange Act; and said unaudited financial statements are not in conformity with generally accepted accounting principles applied on a basis substantially consistent with that of the audited financial statements included or incorporated by reference in the Registration Statement, the Preliminary Prospectus and the Final Prospectus;

(2)   with respect to the period subsequent to September 30, 2010, there were, at a specified date not more than five days prior to the date of the letter, any change in the common stock, increase in long-term debt, or decreases in current assets or total common shareholders' equity of the Company and its consolidated subsidiaries as compared with the amounts shown on the September 30, 2010 consolidated balance sheet included or incorporated by reference in the Registration Statement, the Preliminary Prospectus and the Final Prospectus, or for the period from October 1, 2010 to such specified date there were any decreases, as compared with the corresponding period in the preceding year, in total revenues or in earnings (loss) per common share (basic), except in all instances for changes or decreases set forth in such letter, in which case the letter shall be accompanied by an explanation by the Company as to the significance thereof unless said explanation is not deemed necessary by the Representatives; and

(3)   the information included or incorporated by reference in the Registration Statement, the Preliminary Prospectus and Final Prospectus in response to Regulation S-K, Item 301 (Selected Financial Data), Item 302 (Supplementary Financial Information), and Item 503(d) (Ratio of Earnings to Fixed Charges) is not in conformity with the applicable disclosure requirements of Regulation S-K;

(iii)   they have performed certain other specified procedures as a result of which they determined that certain information of an accounting, financial or statistical nature (which is limited to accounting, financial or statistical information derived from the general accounting records of the Company and its subsidiaries) set forth in the Registration Statement, the Preliminary Prospectus and the Final Prospectus and in Exhibit 12 to the Registration Statement, including the information set forth under the captions "Summary Consolidated Financial Information" and "Capitalization" in the Preliminary Prospectus and the Final Prospectus, the information included or incorporated by reference in Items 1, 2, 6, and 7 of the Company's Annual Report on Form 10-K, incorporated by reference in the Registration Statement, the Preliminary Prospectus and the Final Prospectus, and the information included in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included or incorporated by reference in the Company's Quarterly Reports on Form 10-Q,

incorporated by reference in the Registration Statement, the Preliminary Prospectus and the Final Prospectus, agrees with the accounting records of the Company and its subsidiaries, excluding any questions of legal interpretation.

References to the Final Prospectus in this paragraph (e) include any supplement thereto at the date of the letter.

(f)   Subsequent to the Execution Time or, if earlier, the dates as of which information is given in the Registration Statement (exclusive of any amendment thereof) and the Final Prospectus (exclusive of any amendment or supplement thereto), there shall not have been (i) any change or decrease specified in the letter or letters referred to in paragraph (e) of this Section 6 or (ii) any change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any amendment or supplement thereto) the effect of which, in any case referred to in clause (i) or (ii) above, is, in the judgment of the Representatives, so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Registration Statement (exclusive of any amendment thereof), the Disclosure Package and the Final Prospectus (exclusive of any amendment or supplement thereto).

(g)   Subsequent to the Execution Time, there shall not have been any decrease in the rating of any of the Company's debt securities by any "nationally recognized statistical rating organization" (as defined for purposes of Rule 436(g) under the Act) or any notice given of any intended or potential decrease in any such rating or of a possible change in any such rating that does not indicate an improvement in such rating.

(h)   Prior to the Closing Date, the Company shall have furnished to the Representatives such further information, certificates and documents as the Representatives may reasonably request.

If any of the conditions specified in this Section 6 shall not have been fulfilled when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be reasonably satisfactory in form and substance to the Representatives and counsel for the Underwriters, this Agreement and all obligations of the Underwriters hereunder may be canceled at, or at any time prior to, the Closing Date by the Representatives. Notice of such cancellation shall be given to the Company in writing or by telephone or facsimile confirmed in writing.

The documents required to be delivered by this Section 6 on the Closing Date shall be delivered at the office of Foley & Lardner LLP, counsel for the Company, at 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

7.   Reimbursement of Underwriters' Expenses. If the sale of the Securities provided for herein is not consummated because any condition to the obligations of the Underwriters set forth in Section 6 hereof is not satisfied, because of any termination pursuant to

Section 10 hereof or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof other than by reason of a default by any of the Underwriters, the Company will reimburse the Underwriters severally through Citigroup Global Markets Inc. on demand for all reasonable out of pocket expenses (including reasonable fees and disbursements of counsel) that shall have been incurred by them in connection with the proposed purchase and sale of the Securities.

8.   Indemnification and Contribution. (a) The Company agrees to indemnify and hold harmless each Underwriter, the directors, officers, employees and agents of each Underwriter and each person who controls any Underwriter within the meaning of either the Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Act, the Exchange Act or other Federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Securities as originally filed or in any amendment thereof, or in the Base Prospectus, any Preliminary Prospectus, the Final Prospectus, any Issuer Free Writing Prospectus or the information contained in the final term sheet required to be prepared and filed pursuant to Section 5(b) hereto, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion therein. This indemnity agreement will be in addition to any liability which the Company may otherwise have.

(b)   Each Underwriter severally and not jointly agrees to indemnify and hold harmless the Company, each of its directors, each of its officers who signs the Registration Statement, and each person who controls the Company within the meaning of either the Act or the Exchange Act, to the same extent as the foregoing indemnity from the Company to each Underwriter, but only with respect to written information relating to such Underwriter furnished to the Company by or on behalf of such Underwriter through the Representatives specifically for inclusion in the documents referred to in the foregoing indemnity. This indemnity agreement will be in addition to any liability which any Underwriter may otherwise have. The Company acknowledges that the statements set forth in the Preliminary Prospectus and the Final Prospectus in the third paragraph under the heading "Underwriting" related to concessions and reallowances and in the fifth and sixth paragraphs under the heading "Underwriting" related to stabilization and syndicate covering transactions constitute the only information furnished in writing by or on behalf of the several Underwriters for inclusion in any Preliminary Prospectus, the Final Prospectus or any Issuer Free Writing Prospectus.

(c)   Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action, such indemnified party will, if a claim in respect

thereof is to be made against the indemnifying party under this Section 8, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraph (a) or (b) above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a) or (b) above. The indemnifying party shall be entitled to appoint counsel of the indemnifying party's choice at the indemnifying party's expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be reasonably satisfactory to the indemnified party. Notwithstanding the indemnifying party's election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party; it being understood and agreed that the indemnifying party shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate counsel (in addition to any local counsel) for all indemnified parties. An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding.

(d)   In the event that the indemnity provided in paragraph (a), (b) or (c) of this Section 8 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Company and the Underwriters severally agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending the same) (collectively "Losses") to which the Company and one or more of the Underwriters may be subject in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and by the Underwriters on the other from the offering of the Securities; provided, however, that in no case shall any Underwriter (except as may be provided in any agreement among underwriters relating to the offering of the Securities) be responsible for any amount in excess of the underwriting discount or commission applicable to the Securities purchased by such Underwriter hereunder. If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Company and the

Underwriters severally shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and of the Underwriters on the other in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations. Benefits received by the Company shall be deemed to be equal to the total net proceeds from the offering (before deducting expenses) received by it, and benefits received by the Underwriters shall be deemed to be equal to the total underwriting discounts and commissions, in each case as set forth on the cover page of the Final Prospectus. Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Company on the one hand or the Underwriters on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company and the Underwriters agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this paragraph (d), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 8, each person who controls an Underwriter within the meaning of either the Act or the Exchange Act and each director, officer, employee and agent of an Underwriter shall have the same rights to contribution as such Underwriter, and each person who controls the Company within the meaning of either the Act or the Exchange Act, each officer of the Company who shall have signed the Registration Statement and each director of the Company shall have the same rights to contribution as the Company, subject in each case to the applicable terms and conditions of this paragraph (d).

9.   Default by an Underwriter. If any one or more Underwriters shall fail to purchase and pay for any of the Securities agreed to be purchased by such Underwriter or Underwriters hereunder and such failure to purchase shall constitute a default in the performance of its or their obligations under this Agreement, the remaining Underwriters shall be obligated severally to take up and pay for (in the respective proportions which the principal amount of Securities set forth opposite their names in Schedule II hereto bears to the aggregate principal amount of Securities set forth opposite the names of all the remaining Underwriters) the Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase; provided, however, that in the event that the aggregate principal amount of Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase shall exceed 10% of the aggregate principal amount of Securities set forth in Schedule II hereto, the remaining Underwriters shall have the right to purchase all, but shall not be under any obligation to purchase any, of the Securities, and if such nondefaulting Underwriters do not purchase all the Securities, this Agreement will terminate without liability to any nondefaulting Underwriter or the Company. In the event of a default by any Underwriter as set forth in this Section 9, the Closing Date shall be postponed for such period, not exceeding five Business Days, as the Representatives shall determine in order that the required changes in the Registration Statement and the Final Prospectus or in any other documents or arrangements may be effected. Nothing contained in this Agreement shall relieve any defaulting Underwriter of its liability, if any, to the Company and any nondefaulting Underwriter for damages occasioned by its default hereunder.

10. Termination. This Agreement shall be subject to termination in the absolute discretion of the Representatives, by notice given to the Company prior to delivery of and payment for the Securities, if at any time prior to such delivery and payment (i) trading in the Company's Common Stock shall have been suspended by the Commission or the New York Stock Exchange or trading in securities generally on the New York Stock Exchange shall have been suspended or limited or minimum prices shall have been established on such exchange, (ii) a banking moratorium shall have been declared either by Federal or New York State authorities or (iii) there shall have occurred any outbreak or escalation of hostilities, declaration by the United States of a national emergency or war, or other calamity or crisis the effect of which on financial markets is such as to make it, in the sole judgment of the Representatives, impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by any Preliminary Prospectus or the Final Prospectus (exclusive of any amendment or supplement thereto).

11. Representations and Indemnities to Survive. The respective agreements, representations, warranties, indemnities and other statements of the Company or its officers and of the Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or the Company or any of the officers, directors, employees, agents or controlling persons referred to in Section 8 hereof, and will survive delivery of and payment for the Securities. The provisions of Sections 7 and 8 hereof shall survive the termination or cancellation of this Agreement.

12. Notices. All communications hereunder will be in writing and effective only on receipt, and (a) if sent to the Representatives, will be mailed, delivered or telefaxed to (i) Citigroup Global Markets Inc., General Counsel (fax no.: (212) 816-7912), and confirmed to Citigroup Global Markets Inc. at 388 Greenwich Street, New York, New York, 10013, Attention: General Counsel; (ii) Mitsubishi UFJ Securities (USA), Inc., Capital Markets Group (fax no.: (646) 434-3455) and confirmed to Mitsubishi UFJ Securities (USA), Inc. at 1633 Broadway, 29th Floor, New York, New York 10019, Attention: Capital Markets Group, and (iii) Morgan Stanley & Co. Incorporated, Investment Banking Division (fax no.: (212) 507-8999 and confirmed to Morgan Stanley & Co. Incorporated at 1585 Broadway, 29th Floor, New York, New York 10036, Attention: Investment Banking Division, or (b) if sent to the Company, will be mailed, delivered or telefaxed to Integrys Energy Group, Inc., Vice President and Treasurer (fax no.: (920) 433-7656) and confirmed to it at 700 North Adams Street, P.O. Box 19001, Green Bay, Wisconsin 53407, attention Vice President and Treasurer.

13. Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors, employees, agents and controlling persons referred to in Section 8 hereof, and no other person will have any right or obligation hereunder.

14. No fiduciary duty. The Company hereby acknowledges that (a) the purchase and sale of the Securities pursuant to this Agreement is an arm's-length commercial transaction between the Company, on the one hand, and the Underwriters and any affiliate through which it may be acting, on the other, (b) the Underwriters are acting as principal and not as an agent or fiduciary of the Company and (c) the Company's engagement of the Underwriters in connection with the offering and the process leading up to the offering is as independent

contractors and not in any other capacity. Furthermore, the Company agrees that it is solely responsible for making its own judgments in connection with the offering (irrespective of whether any of the Underwriters has advised or is currently advising the Company on related or other matters). The Company agrees that it will not claim that the Underwriters have rendered advisory services of any nature or respect, or owe an agency, fiduciary or similar duty to the Company, in connection with such transaction or the process leading thereto.

15. Integration. This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Company and the Underwriters, or any of them, with respect to the subject matter hereof.

16. Applicable Law. This Agreement will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed within the State of New York.

17. Waiver of Jury Trial. The Company and the Underwriters each hereby irrevocably waive, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

18. Counterparts. This Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement.

19. Headings. The section headings used herein are for convenience only and shall not affect the construction hereof.

20. Definitions. The terms that follow, when used in this Agreement, shall have the meanings indicated.

"Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

"Base Prospectus" shall mean the base prospectus referred to in paragraph 1(a) above contained in the Registration Statement at the Execution Time.

"Business Day" shall mean any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City or Chicago, Illinois.

"Commission" shall mean the Securities and Exchange Commission.

"Disclosure Package" shall mean (i) the Base Prospectus, (ii) the Preliminary Prospectus used most recently prior to the Execution Time, (iii) the Issuer Free Writing Prospectuses, if any, identified in Schedule III hereto, (iv) the final term sheet prepared and filed pursuant to Section 5(b) hereto, if any, and (v) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package.

"Effective Date" shall mean each date and time that the Registration Statement and any post-effective amendment or amendments thereto became or becomes effective.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

"Execution Time" shall mean the date and time that this Agreement is executed and delivered by the parties hereto.

"Final Prospectus" shall mean the prospectus supplement relating to the Securities that is first filed pursuant to Rule 424(b) after the Execution Time, together with the Base Prospectus.

"Free Writing Prospectus" shall mean a free writing prospectus, as defined in Rule 405.

"Issuer Free Writing Prospectus" shall mean an issuer free writing prospectus, as defined in Rule 433.

"Preliminary Prospectus" shall mean any preliminary prospectus supplement to the Base Prospectus referred to in paragraph 1(a) above which is used prior to the filing of the Final Prospectus, together with the Base Prospectus.

"Registration Statement" shall mean the registration statement referred to in paragraph 1(a) above, including exhibits and financial statements and any prospectus supplement relating to the Securities that is filed with the Commission pursuant to Rule 424(b) and deemed part of such registration statement pursuant to Rule 430B, as amended on each Effective Date and, in the event any post-effective amendment thereto becomes effective prior to the Closing Date, shall also mean such registration statement as so amended.

"Rule 158", "Rule 163", "Rule 164", "Rule 172", "Rule 405", "Rule 415", "Rule 424", "Rule 430B" and "Rule 433" refer to such rules under the Act.

"Trust Indenture Act" shall mean the Trust Indenture Act of 1939, as amended and the rules and regulations of the Commission promulgated thereunder.

"Well-Known Seasoned Issuer" shall mean a well-known seasoned issuer, as defined in Rule 405.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Company and the several Underwriters.

Very truly yours,

INTEGRYS ENERGY GROUP, INC.

By: /s/ Bradley A. Johnson
Name: Bradley A. Johnson
Title: Vice President and Treasurer

The foregoing Agreement is
hereby confirmed and accepted
as of the date specified in
Schedule I hereto.

CITIGROUP GLOBAL MARKETS INC.
MITSUBISHI UFJ SECURITIES (USA), INC.
MORGAN STANLEY & CO. INCORPORATED

By CITIGROUP GLOBAL MARKETS INC.

By: /s/ Brian D. Bednarski
Name: Brian D. Bednarski
Title: Managing Director

For themselves and the other
several Underwriters, if any,
named in Schedule II to the
foregoing Agreement.

SCHEDULE I

Underwriting Agreement dated November 9, 2010

Registration Statement No. 333-158218

Representatives: Citigroup Global Markets Inc.,
                     Mitsubishi UFJ Securities (USA), Inc., and
                     Morgan Stanley & Co. Incorporated

Title, Purchase Price and Description of Securities:

Title: 4.170% Senior Notes Due November 1, 2020

Principal amount: $250,000,000

Purchase price, net of underwriting commission
(include accrued interest or amortization, if
any): $248,217,500

Sinking fund provisions: None

Redemption provisions: The Securities will be redeemable at the option of the
Company, in whole at any time or in part from time to time, at a redemption price equal
to the greater of (1) 100% of principal or (2) the sum of the present values of the
remaining scheduled payments of principal and interest on the Securities which the
Company redeems, discounted to the date of redemption on a semi-annual basis,
assuming a 360-day year consisting of twelve 30-day months, at the Treasury Yield (as
defined in the Final Prospectus and the Supplemental Indenture) plus 0.250 of one
percent (0.250%), plus, in each case, accrued and unpaid interest to the date of
redemption.

Other provisions: The Supplemental Indenture will provide that the holders of the
Securities as of December 1, 2010, as holders of the then "covered debt" under the
Existing RCC, will irrevocably consent to certain amendments to the Existing RCC,
effective as of December 1, 2010, the date on which the Securities will become "covered
debt" under the Existing RCC, as more fully described in the Preliminary Prospectus and
Final Prospectus.

Closing Date, Time and Location: November 15, 2010 at 10:00 a.m. at the offices of Foley &
Lardner LLP at 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

Type of Offering: Non-delayed

Date referred to in Section 5(h) after which the Company may offer or sell debt securities issued
or guaranteed by the Company without the consent of the Representative(s): November 15,
2010.

Modification of items to be covered by the letter from
Deloitte & Touche LLP delivered pursuant to
Section 6(e) at the Execution Time: None.

SCHEDULE II

Underwriters	Principal Amount of Securities to be Purchased
Citigroup Global Markets Inc.	$ 70,834,000
Mitsubishi UFJ Securities (USA), Inc..	70,833,000
Morgan Stanley & Co. Incorporated	70,833,000
Mizuho Securities USA Inc.	12,500,000
Scotia Capital (USA) Inc.	12,500,000
U.S. Bancorp Investments, Inc.	12,500,000
Total	$250,000,000

SCHEDULE III

[List of any FWPs included in the Disclosure Package to be inserted]

None, other than the Final Term Sheet included as Schedule IV

SCHEDULE IV

INTEGRYS ENERGY, INC.

FINAL TERM SHEET

Dated November 9, 2010

4.170% Senior Notes Due 2020

Issuer:	Integrys Energy Group, Inc.
Security:	4.170% Senior Notes Due 2020
Size:	$250,000,000
Maturity Date:	November 1, 2020
Coupon:	4.170%
Interest Payment Dates:	May 1 and November 1, commencing May 1, 2011
Price to Public:	99.937%
Benchmark Treasury:	2.625% due August 15, 2020
Benchmark Treasury Price:	99-31+
Benchmark Treasury Yield:	2.628%
Spread to Benchmark Treasury:	+ 155 basis points
Yield:	4.178%
Make-Whole Call:	T + 25 basis points
Expected Settlement Date:	November 15, 2010
CUSIP / ISIN:	45822P AA3 / US45822PAA30
Joint Book-Running Managers:	Citigroup Global Markets Inc.
	Mitsubishi UFJ Securities (USA), Inc.
	Morgan Stanley & Co. Incorporated
Co-Managers:	Mizuho Securities USA Inc.
	Scotia Capital (USA) Inc.
	U.S. Bancorp Investments, Inc.

Exhibit 4

FIFTH SUPPLEMENTAL INDENTURE

FROM

INTEGRYS ENERGY GROUP, INC.
(F/K/A WPS RESOURCES CORPORATION)

TO

U. S. BANK NATIONAL ASSOCIATION

TRUSTEE

DATED AS OF NOVEMBER 1, 2010

SUPPLEMENTAL TO

INDENTURE DATED AS OF OCTOBER 1, 1999

4.170% SENIOR NOTES DUE NOVEMBER 1, 2020

This **FIFTH SUPPLEMENTAL INDENTURE** is made as of the 1st day of November, 2010 by and between **INTEGRYS ENERGY GROUP, INC. (f/k/a WPS RESOURCES CORPORATION)**, a corporation duly organized and existing under the laws of the State of Wisconsin (the "Company"), and **U.S. BANK NATIONAL ASSOCIATION**, a national banking association duly organized and existing under the laws of the United States, as trustee (the "Trustee"), and successor to Firstar Bank National Association.

RECITALS OF THE COMPANY:

WITNESSETH: that

The Company has heretofore executed and delivered its Indenture (hereinafter referred to as the "Senior Indenture"), made as of October 1, 1999; and

Section 3.01 of the Senior Indenture provides that Securities may be issued from time to time in series pursuant to a supplemental indenture specifying the terms of each series of Securities; and

The Company desires to establish a series of Securities to be designated "4.170% Senior Notes Due November 1, 2020" (the "Notes of the Series Due 2020"); and

Section 9.01 of the Senior Indenture provides that the Company and the Trustee may enter into indentures supplemental thereto for the purposes, among others, of establishing the form or terms of Securities of any series and adding to the covenants of the Company; and

The execution and delivery of this Fifth Supplemental Indenture (herein, this "Supplemental Indenture") has been duly authorized by a Board Resolution.

On December 1, 2006, the Company issued $300,000,000 aggregate principal amount of its 6.11% Junior Subordinated Notes Due 2066 and, in connection therewith, entered into that certain Replacement Capital Covenant, dated as of December 1, 2006 (the "Existing RCC").

The Company desires to amend certain provisions of the Existing RCC pursuant to Section 4(b) of the Existing RCC, as set forth in Article III of this Supplemental Indenture, and establish a record date for such purposes pursuant to Section 4(c) of the Existing RCC.

Pursuant to the operation of the Existing RCC, effective December 1, 2010, the Notes of the Series Due 2020 shall automatically become the Covered Debt (as defined herein).

NOW THEREFORE, this Supplemental Indenture

WITNESSETH, that, in order to set forth the terms and conditions upon which the Notes of the Series Due 2020 are, and are to be, authenticated, issued and delivered, and in consideration of the premises and the purchase of the Notes of the Series Due 2020 by the Holders thereof, it is mutually covenanted and agreed for the equal and proportionate benefit of the respective Holders from time to time of such Notes of the Series Due 2020 as follows:

ARTICLE I
RELATION TO INDENTURE; DEFINITIONS

Section 1.1

This Supplemental Indenture constitutes an integral part of the Senior Indenture.

Section 1.2

For all purposes of this Supplemental Indenture:

(a)   "Notes of the Series Due 2020" or "Notes" shall mean the series of senior debt securities authorized by this Supplemental Indenture.

(b)   "Covered Debt" shall have the meaning assigned to such term in the Existing RCC.

(c)   Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Senior Indenture.

(d)   All references herein to Articles and Sections, unless otherwise specified, refer to the corresponding Articles and Sections of this Supplemental Indenture.

(e)   The terms "hereof," "herein," "hereby," "hereto," "hereunder," and "herewith" refer to this Supplemental Indenture.

ARTICLE II
THE SECURITIES

There is hereby established a series of Securities pursuant to Section 3.01 of the Senior Indenture as follows:

(a)   The title of the Securities of the series hereby established is "4.170% Senior Notes Due November 1, 2020."

(b)   The aggregate principal amount of the Notes of the Series Due 2020 which may be authenticated and delivered under the Senior Indenture (except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of other Securities of such series pursuant to Sections 2.05, 3.04, 3.05, 3.06, 9.06 or 11.07 of the Senior Indenture) shall be limited to Two Hundred Fifty Million Dollars ($250,000,000).

(c)   All Notes of the Series Due 2020 will be represented by one or more notes in permanent global form without coupons. The beneficial owners of interests in such permanent Global Security or Securities representing the Notes of the Series Due 2020 may not exchange such interests for individual Notes of the Series Due 2020 in definitive form other than in the manner provided in Section 2.03 of the Senior Indenture. The Depositary for the Notes of the Series Due 2020 shall be The Depository Trust Company.

(d)   The Stated Maturity of the Notes of the Series Due 2020 shall be November 1, 2020.

(e)   The Notes of the Series Due 2020 shall bear interest on the unpaid principal balance thereof at the rate of 4.170% per annum (computed on the basis of a 360-day year of twelve 30-day months), and such interest shall accrue from the original issue date thereof (or from the most recent Interest Payment Date to which interest on such Notes has been paid or provided for). The Interest Payment Dates for the Notes of the Series Due 2020 shall be May 1 and November 1 of each year commencing May 1, 2011, and the Regular Record Date will be 15th day of the calendar month immediately preceding each Interest Payment Date.

(f)   Principal of and interest on the Notes of the Series Due 2020 shall be payable in U.S. Dollars at the Corporate Trust Office of the Trustee, *provided, however*, that payment of interest shall be made by wire transfer of immediately available funds into the account specified by the Depositary so long as the Notes of the Series Due 2020 are in the form of one or more Global Securities. Notwithstanding the foregoing, if individual Notes of the Series Due 2020 are issued in definitive form under the conditions specified in Section 2.03 of the Senior Indenture, upon receipt of written instructions from the Holder of a Note of the Series Due 2020 in an aggregate principal amount of at least $10,000,000 on or before the Regular Record Date for an Interest Payment Date, the Trustee will make such payments of interest by wire transfer of immediately available funds to such account at a bank located in the United States of America as the Holder of such Notes of the Series Due 2020 shall have designated, provided that such bank has appropriate facilities therefor.

(g)   The Notes of the Series Due 2020 are subject to redemption in whole at any time or in part from time to time at the option of the Company at a Redemption Price equal to the greater of (i) 100% of the principal amount of the Notes of the Series Due 2020 to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed, discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year of twelve 30-day months) at the Treasury Yield (as hereinafter defined), plus 0.250 of one percent (0.250%) plus, in each case, accrued and unpaid interest to the Redemption Date. Such Redemption Date shall be set forth in an Officers' Certificate delivered to the Trustee on or before the Redemption Date and upon which the Trustee may conclusively rely.

For purposes of this paragraph (g):

"Treasury Yield" means, with respect to any Redemption Date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

"Comparable Treasury Issue" means, with respect to any Redemption Date, the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

"Comparable Treasury Price" means, with respect to any Redemption Date, (i) the average of the Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations for such Redemption Date, or (ii) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

"Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Company, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Company by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such Redemption Date.

"Reference Treasury Dealer" means Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated and any other primary U.S. Government securities dealers in New York City selected by the Company; provided, however, that if Citigroup Global Markets Inc. or Morgan Stanley & Co. Incorporated ceases to be a primary U.S. Government securities dealer, the Company shall substitute for it another primary U.S. Government securities dealer in New York City selected by the Company.

(h)   The Notes of the Series Due 2020 shall not be subject to any sinking fund and shall not be redeemable at the option of the Holders thereof.

(i)   If individual Notes of the Series Due 2020 are issued in definitive form under the conditions specified in Section 2.03 of the Senior Indenture, individual certificates will be issued in denominations of $1,000 or any integral multiple thereof.

Such Securities shall be initially authenticated and delivered from time to time upon delivery to the Trustee of the documents required by Section 3.03 of the Senior Indenture. The Notes of the Series Due 2020 shall be substantially in the form of the Security attached hereto as Appendix I, which is incorporated herein by reference.

ARTICLE III
AMENDMENT TO THE EXISTING RCC

Section 3.1

Pursuant to Section 4(c) of the Existing RCC, the Company hereby establishes December 1, 2010 as the record date to determine the Holders (as defined in the Existing RCC) of the then effective series of Covered Debt, which will be, as of that date, the Notes of the Series Due 2020, for purposes of consenting to amendments to certain provisions of the Existing RCC as provided in this Article III.

Section 3.2

Each and every Holder (as defined in the Senior Indenture) of the Notes of the Series Due 2020 as of December 1, 2010, in such capacity as a holder of the Covered Debt, irrevocably consents to the following amendments to the Existing RCC:

(a)   Section 2, "Limitations on Redemption and Repurchase of Notes," and Section 3, "Covered Debt," are hereby deleted in their entirety.

(b)   All definitions set forth in Schedule I to the Existing RCC that relate to defined terms used solely in the Sections deleted hereby are deleted in their entirety.

Section 3.3

The amendments to the Existing RCC described in Section 3.2 above shall be effective December 1, 2010 and no further action of the Holders shall be required to effectuate such amendments.

ARTICLE IV
MISCELLANEOUS

Section 4.1

The Trustee has accepted the amendment of the Senior Indenture effected by this Supplemental Indenture and agrees to execute the trust created by the Senior Indenture as hereby amended, but only upon the terms and conditions set forth in the Senior Indenture, including the terms and provisions defining and limiting the liabilities and responsibilities of the Trustee, and without limiting the generality of the foregoing, the Trustee shall not be responsible in any manner whatsoever for or with respect to any of the recitals or statements contained herein, all of which recitals or statements are made solely by the Company, or for or with respect to (a) the validity or sufficiency of this Supplemental Indenture or any of the terms or provisions hereof, (b) the proper authorization hereof by the Company by corporate action or otherwise, and (c) the due execution hereof by the Company.

Section 4.2

This Supplemental Indenture shall be construed in connection with and as a part of the Senior Indenture.

Section 4.3

(a)   If any provision of this Supplemental Indenture conflicts with another provision of the Senior Indenture required to be included in indentures qualified under the Trust Indenture Act of 1939, as amended (as enacted prior to the date of this Supplemental Indenture), by any of the provisions of Sections 310 to 317, inclusive, of said act, such required provision shall control.

(b)   In case any one or more of the provisions contained in this Supplemental Indenture or in the Securities issued hereunder should be invalid, illegal, or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected, impaired, prejudiced or disturbed thereby.

Section 4.4

Whenever in this Supplemental Indenture either of the parties hereto is named or referred to, such name or reference shall be deemed to include the successors or assigns of such party, and all the covenants and agreements contained in this Supplemental Indenture by or on behalf of the Company or by or on behalf of the Trustee shall bind and inure to the benefit of the respective successors and assigns of such parties, whether so expressed or not.

Section 4.5

(a)   This Supplemental Indenture may be simultaneously executed in several counterparts, and all such counterparts executed and delivered, each as an original, shall constitute but one and the same instrument.

(b)   The descriptive headings of the several Articles of this Supplemental Indenture were formulated, used and inserted in this Supplemental Indenture for convenience only and shall not be deemed to affect the meaning or construction of any of the provisions hereof.

IN WITNESS WHEREOF, INTEGRYS ENERGY GROUP, INC. has caused this Fifth Supplemental Indenture to be executed by its Chairman, Chief Executive Officer, President, Vice Chairman or a Vice President, or any other officer selected by the Board of Directors, and its corporate seal to be hereunto affixed, duly attested by its Secretary or an Assistant Secretary, and U.S. BANK NATIONAL ASSOCIATION, as Trustee as aforesaid, has caused this Supplemental Indenture to be executed by one of its authorized signatories, as of November 1, 2010.

INTEGRYS ENERGY GROUP, INC.

(SEAL)

By: /s/ Bradley A. Johnson
Name: Bradley A. Johnson
Title: Vice President and Treasurer

ATTEST:

/s/ Barth J. Wolf
Name: Barth J. Wolf
Title: Vice President, Chief Legal
       Officer and Secretary

U.S. BANK NATIONAL ASSOCIATION

By: /s/ Peter M. Brennan
Name: Peter M. Brennan
Title: Vice President

ATTEST:

Yvonne Siira
Name: Yvonne Siira
Title: Vice President

CUSIP:
No. 45822P AA3 $_____

        THIS SECURITY IS A GLOBAL SECURITY REGISTERED IN THE NAME OF THE DEPOSITARY (REFERRED TO HEREIN) OR A NOMINEE THEREOF AND UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR THE INDIVIDUAL SECURITIES REPRESENTED HEREBY, THIS GLOBAL SECURITY MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.*

        UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITARY TRUST COMPANY, A NEW YORK CORPORATION (55 WATER STREET, NEW YORK, NEW YORK), TO THE TRUSTEE FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITARY TRUST COMPANY AND ANY PAYMENT IS MADE TO CEDE & CO., ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.*

---

      * To be included so long as Security is a Global Security.

INTEGRYS ENERGY GROUP, INC.
4.170% SENIOR NOTE DUE NOVEMBER 1, 2020

ORIGINAL ISSUE DATE: November 15, 2010

INTEREST RATE: 4.170%

INTEREST PAYMENT DATES: May 1 and November 1 (commencing May 1, 2011)

REGULAR RECORD DATES: April 15 and October 15

MATURITY DATE: November 1, 2020

        INTEGRYS ENERGY GROUP, INC., a corporation duly organized and existing under the laws of Wisconsin (herein called the "Company," which term includes any successor corporation under the Senior Indenture hereinafter referred to), for value received, hereby promises to pay to

, or registered assigns, the principal sum of

                                            DOLLARS

on the Maturity Date specified above and to pay interest on the unpaid principal amount hereof from the Original Issue Date specified above or from the most recent Interest Payment Date specified above to which interest has been paid or duly provided for, semi-annually on the Interest Payment Dates specified above in each year, commencing May 1, 2011, at the Interest Rate specified above (computed on the basis of a 360-day year of twelve 30-day months), until the principal hereof is paid or made available for payment and (to the extent that the payment of such interest shall be legally enforceable) at the Interest Rate specified above on any overdue principal and on any overdue installment of interest. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in the hereinafter defined Senior Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date specified above for such interest (whether or not such day is a Business Day). Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice of which shall have been given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner, all as more fully provided in said Senior Indenture.

        Payment of the principal of (and premium, if any) and interest on this Security will be made at the office or agency of the Trustee maintained for that purpose, in Saint Paul, Minnesota, in Dollars, *provided, however*, that payment of interest shall be made by wire transfer of immediately available funds into the account specified by the Depositary so long as this note is in the form of a Global Security and otherwise by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register. Notwithstanding the

foregoing, if individual Securities are issued in definitive form under the conditions specified in Section 2.03 of the Senior Indenture, upon receipt of written instructions from the Holder of Notes in an aggregate principal amount of at least $10,000,000 on or before the Regular Record Date for an Interest Payment Date, the Trustee will make such payments of interest by wire transfer of immediately available funds to such account at a bank located in the United States of America as the Holder hereof shall have designated, provided that such bank has appropriate facilities therefor.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Note and the rights and obligations of the parties hereunder shall be governed by and construed and interpreted in accordance with the laws (other than choice of law provisions) of the State of Wisconsin.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefits under the Senior Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed under its corporate seal.

INTEGRYS ENERGY GROUP, INC.

By _____

Attest:

[SEAL]

_____

Form of Trustee's Certificate of Authentication.

Dated: _____

        This is one of the Securities of the series designated therein referred to in the within-mentioned Senior Indenture.


U.S. BANK NATIONAL ASSOCIATION
as Trustee

By _____
        Authorized Signatory


Form of Reverse of Security.

        This Security is one of a duly authorized issue of securities of the Company (herein called the "Securities"), issued and to be issued in one or more series under an Indenture, dated as of October 1, 1999 (herein called the "Senior Indenture"), between the Company (f/k/a WPS Resources Corporation) and a predecessor of U.S. Bank National Association, the current trustee (herein called the "Trustee," which term includes any successor trustee under the Senior Indenture), to which Senior Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof, limited in aggregate principal amount to $250,000,000.

        The Securities of this series are subject to redemption upon not less than 30 nor more than 45 days' notice by first class mail, in whole at any time or in part from time to time at the option of the Company at a Redemption Price equal to the greater of (i) 100% of the principal amount of the Securities of this series to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Securities to be redeemed, discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield (as defined in the Fifth Supplemental Indenture, dated as of November 1, 2010, to the Senior Indenture) plus 0.250 of one percent (0.250%), plus, in each case, accrued and unpaid interest to the Redemption Date.

        In the event of redemption of this Security in part only, a new Security or Securities of this series for the unredeemed portion hereof, and otherwise of like tenor, will be issued in the name of the Holder hereof upon the cancellation hereof.

        If any Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Senior Indenture. Upon payment (i) of the amount of principal so declared due and payable and (ii) of interest on any overdue principal and overdue interest (in each case to the extent that the payment of such interest shall be legally enforceable), all of the Company's obligations in respect of the payment of the principal of and interest, if any, on the Securities of this series shall terminate.

This Security is subject to Defeasance as described in the Senior Indenture.

The Senior Indenture may be modified by the Company and the Trustee without consent of any Holder with respect to certain matters as described in the Senior Indenture. In addition, the Senior Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Senior Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected. The Senior Indenture also contains provisions permitting the Holders of a majority in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive certain past defaults under the Senior Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall bind such Holder and all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

No reference herein to the Senior Indenture and no provision of this Security or of the Senior Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of (and premium, if any) and interest on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

As provided in the Senior Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of (and premium, if any) and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series, of authorized denominations and for the same Stated Maturity and aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities of this series are issuable only in registered form without coupons in denominations of $1,000 and any integral multiple thereof. As provided in the Senior Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

A director, officer, employee or shareholder, as such, of the Company shall not have any liability for any obligations of the Company under this Security or the Senior Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder, by accepting a Security, waives and releases all such liability. The waiver and release are part of the consideration for the issuance of this Security.

Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures ("CUSIP"), the Company has caused CUSIP numbers to be printed on the Securities of this series as a convenience to the Holders of the Securities of this series. No representation is made as to the correctness or accuracy of such numbers as printed on the Securities of this series and reliance may be placed only on the other identification numbers printed hereon.

All capitalized terms used in this Security without definition which are defined in the Senior Indenture shall have the meanings assigned to them in the Senior Indenture.

ASSIGNMENT FORM

To assign this Security, fill in the form below: (I) or (we) assign and transfer this Security to

_____
(Insert assignee's social security or tax I.D. number)

_____

_____

_____
(Print or type assignee's name, address and zip code)

and irrevocably appoint _____
agent to transfer this Security on the books of the Company. The agent may substitute another to act for him.

Dated: _____ Your Signature: _____
(Sign exactly as your
name appears on the other
side of this Security)

Signature Guaranty: _____
[Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Transfer Agent, which requirements will include membership or participation in STAMP or such other signature guarantee program as may be determined by the Transfer Agent in addition to, or in substitution for, STAMP, all in accordance with the Exchange Act.]

Social Security Number or Taxpayer Identification
Number:_____

Exhibit 99.1

REPLACEMENT CAPITAL COVENANT

Replacement Capital Covenant, dated as of December 1, 2010 (this "*Replacement Capital Covenant*"), by Integrys Energy Group, Inc., a Wisconsin corporation (together with its successors and assigns, the "*Corporation*"), in favor of and for the benefit of each Covered Debtholder (as defined below).

Recitals

A. On December 1, 2006, the Corporation issued $300,000,000 aggregate principal amount of its 6.11% Junior Subordinated Notes Due 2066 (the "*Notes*").

B. This Replacement Capital Covenant is the "New Replacement Capital Covenant" referred to in the Prospectus Supplement, dated November 9, 2010, relating to the Initial Covered Debt (as defined below).

C. The Corporation is entering into and disclosing the content of this Replacement Capital Covenant in the manner provided below with the intent that the covenants provided for in this Replacement Capital Covenant be enforceable by each Covered Debtholder and that the Corporation be estopped from disregarding the covenants in this Replacement Capital Covenant, in each case to the fullest extent permitted by applicable law.

D. The Corporation acknowledges that reliance by each Covered Debtholder upon the covenants in this Replacement Capital Covenant is reasonable and foreseeable by the Corporation and that, were the Corporation to disregard its covenants in this Replacement Capital Covenant, each Covered Debtholder would have sustained an injury as a result of its reliance on such covenants.

Now, Therefore, the Corporation hereby covenants and agrees as follows in favor of and for the benefit of each Covered Debtholder.

SECTION 1. *Definitions.* Capitalized terms used in this Replacement Capital Covenant (including the Recitals) have the meanings set forth in Schedule I hereto.

SECTION 2. *Limitations on Redemption and Repurchase of Notes.* Subject to Section 5 hereto, the Corporation hereby promises and covenants to and for the benefit of each Covered Debtholder that the Corporation shall not redeem or repurchase, and no Subsidiary of the Corporation shall purchase, all or any part of the Notes on or prior to the Termination Date except to the extent that the applicable redemption or repurchase price does not exceed the sum of the following amounts:

      (i) 200% of the aggregate amount of (a) net cash proceeds received by the Corporation and its Subsidiaries since the most recent Measurement Date from the sale of Common Stock and Rights to acquire Common Stock and Mandatorily Convertible Preferred Stock to Persons other than the Corporation and its Subsidiaries and (b) the Market Value of any Common Stock that the Corporation or its Subsidiaries have issued to Persons other than the Corporation

or its Subsidiaries in connection with the conversion or exchange of any convertible or exchangeable securities, other than securities for which the Corporation or any of its Subsidiaries has received equity credit from any NRSRO; plus

(ii)   200% of the aggregate amount of net cash proceeds received by the Corporation and its Subsidiaries since the most recent Measurement Date from the sale of securities included in clause (a) of the definition of Qualifying Capital Securities to Persons other than the Corporation and its Subsidiaries; plus

(iii)   100% of the aggregate amount of net cash proceeds received by the Corporation and its Subsidiaries since the most recent Measurement Date from the sale of securities included in clause (b) at the definition of Qualifying Capital Securities to Persons other than the Corporation and its Subsidiaries.

SECTION 3.   *Covered Debt.*   (a)   The Corporation represents and warrants that the Initial Covered Debt is Eligible Debt.

(b)   On or during the 30-day period immediately preceding any Redesignation Date with respect to the Covered Debt then in effect, the Corporation shall identify the series of Eligible Debt that will become the Covered Debt on and after such Redesignation Date in accordance with the following procedures:

(i)   the Corporation shall identify each series of its then outstanding long-term indebtedness for money borrowed that is Eligible Debt;

(ii)   if only one series of the Corporation's then outstanding long-term indebtedness for money borrowed is Eligible Debt, such series shall become the Covered Debt commencing on the related Redesignation Date;

(iii)   if the Corporation has more than one outstanding series of long-term indebtedness for money borrowed that is Eligible Debt, then the Corporation shall identify the series that has the latest occurring final maturity date as of the date the Corporation is applying the procedures in this Section 3(b) and such series shall become the Covered Debt on the related Redesignation Date;

(iv)   the series of outstanding long-term indebtedness for money borrowed that is determined to be Covered Debt pursuant to clause (ii) or (iii) above shall be the Covered Debt for purposes of this Replacement Capital Covenant for the period commencing on the related Redesignation Date and continuing to but not including the Redesignation Date as of which a new series of outstanding long-term indebtedness is next determined to be the Covered Debt pursuant to the procedures set forth in this Section 3(b); and

(v)   in connection with such identification of a new series of Covered Debt, the Corporation shall, as provided for in Section 3(c), give a notice and file with the Commission a current report on Form 8-K under the Securities Exchange

2

Act including or incorporating by reference this Replacement Capital Covenant as an exhibit within the time frame provided for in such section.

(c)   *Notice.* In order to give effect to the intent of the Corporation described in Recital C, the Corporation covenants that (i) simultaneously with the execution of this Replacement Capital Covenant or as soon as practicable after the date hereof, it shall (x) give notice to the Holders of the Initial Covered Debt, in the manner provided in the indenture relating to the Initial Covered Debt, of this Replacement Capital Covenant and the rights granted to such Holders hereunder and (y) file a copy of this Replacement Capital Covenant with the Commission as an exhibit to a Form 8-K under the Securities Exchange Act; (ii) so long as the Corporation is a reporting company under the Securities Exchange Act, the Corporation will include in each annual report filed with the Commission on Form 10-K under the Securities Exchange Act a description of the covenant set forth in Section 2 and identify the series of long-term indebtedness for borrowed money that is Covered Debt as of the date such Form 10-K is filed with the Commission; (iii) if a series of the Corporation's long-term indebtedness for money borrowed (1) becomes Covered Debt or (2) ceases to be Covered Debt, the Corporation will give notice of such occurrence within 30 days to the holders of such long-term indebtedness for money borrowed in the manner provided for in the indenture, fiscal agency agreement or other instrument under which such long-term indebtedness for money borrowed was issued and report such change in a current report on Form 8-K including or incorporating by reference this Replacement Capital Covenant, and in the Corporation's next quarterly report on Form 10-Q or annual report on Form 10-K, as applicable; (iv) if, and only if, the Corporation ceases to be a reporting company under the Securities Exchange Act, the Corporation (A) will post on its website the information otherwise required to be included in Securities Exchange Act filings pursuant to clauses (ii) and (iii) of this Section 3(c); and (B) cause a notice of the execution of this Replacement Capital Covenant to be posted on the Bloomberg screen for the Covered Debt or any successor Bloomberg screen and each similar third-party vendor's screen the Corporation reasonably believes is appropriate (each, an "Investor Screen") and cause a hyperlink to a definitive copy of this Replacement Capital Covenant to be included on the Investors Screen for each series of Covered Debt, in each case to the extent permitted by Bloomberg or such similar third-party vendor, as the case may be; and (v) promptly upon request by any Holder of Covered Debt, the Corporation will provide such Holder with an executed copy of this Replacement Capital Covenant.

SECTION 4.   *Termination; Amendment.* (a) The obligations of the Corporation pursuant to this Replacement Capital Covenant shall remain in full force and effect until the earliest date (the "*Termination Date*") to occur of (i) December 1, 2036 or, if earlier, the date on which the Notes are paid, redeemed or purchased in full (in compliance with the terms of Section 2 of this Replacement Capital Covenant), (ii) the date, if any, on which the Holders of a majority of the then-outstanding principal amount of the then-effective series of Covered Debt consent or agree in writing to the termination of this Replacement Capital Covenant and the obligations of the Corporation hereunder, (iii) the date on which the Corporation ceases to have any series of outstanding Eligible Senior Debt or Eligible Subordinated Debt, (iv) the date on which the Notes are accelerated as a result of an event of default under the indenture governing the Notes; (v) the occurrence

3

of a Change in Control Event, (vi) the date on which S&P no longer assigns the Corporation a corporate credit rating, (vii) the date on which (a) the Notes are no longer outstanding and (b) the Corporation's obligations under this Replacement Capital Covenant have been fulfilled and (viii) the date on which this Replacement Capital Covenant is no longer required by S&P pursuant to its hybrids ratings methodology to obtain equity credit with respect to the Notes. From and after the Termination Date, the obligations of the Corporation pursuant to this Replacement Capital Covenant shall be of no further force and effect.

(b)   This Replacement Capital Covenant may be amended or supplemented from time to time by a written instrument signed only by the Corporation after obtaining the consent of the Holders of a majority of the then-outstanding principal amount of the then-effective series of Covered Debt; *provided* that this Replacement Capital Covenant may be amended or supplemented from time to time by a written instrument signed by the Corporation (and without the consent of the Holders of the then-effective series of Covered Debt) if any of the following apply: (i) such amendment eliminates Common Stock, Rights to acquire Common Stock or Mandatorily Convertible Preferred Stock as a security or securities covered by clause (i) of Section 2, if, in the case of this clause, after the date of this Replacement Capital Covenant, an accounting standard or interpretive guidance of an existing accounting standard, issued by an organization or regulator that has responsibility for establishing or interpreting accounting standards in the United States or other appropriate jurisdiction, as applicable, followed by the Corporation becomes effective or applicable to the Corporation such that there is more than an insubstantial risk that the failure to eliminate Common Stock, Rights to acquire Common Stock or Mandatorily Convertible Preferred Stock as a security or securities covered by clause (i) of Section 2 would result in a reduction in the Corporation's earnings per share as calculated in accordance with generally accepted accounting principles ("*EPS*"), or the Corporation otherwise has been advised in writing by a nationally recognized independent accounting firm that there is more than an insubstantial risk that the failure to eliminate such securities as a security or securities covered by clause (i) of Section 2 would result in a reduction of the Corporation's EPS; (ii) the sole effect of such amendment or supplement is either (A) to impose additional restrictions on the ability of (1) the Corporation to redeem or purchase the Notes or (2) any Subsidiary to purchase the Notes, or (B) to impose additional restrictions on, or to eliminate certain of, the types of securities qualifying as a security or securities covered by clauses (i), (ii) and (iii) of Section 2 (other than securities which are covered by clause (i) above) and in each case an officer of the Corporation has delivered to the Holders of the then-effective Covered Debt in the manner provided for in the indenture or other instrument under which such Covered Debt was issued a written certificate to that effect; (iii) such amendment or supplement extends the date specified in Section 4(a)(i); or (iv) such amendment or supplement is not adverse to the Holders of the then-effective series of Covered Debt and an officer of the Corporation has delivered to the Holders of the then-effective series of Covered Debt in the manner provided for in the indenture, fiscal agency agreement or other instrument with respect to such Covered Debt a written certificate stating that, in his or her determination, such amendment or supplement is not adverse to the Holders of the then-effective series of Covered Debt. For this purpose, an amendment or supplement that adds new types of securities qualifying as a security or securities covered

4

by clause (i) of Section 2, modifies the requirements of such securities or postpones the termination of this Replacement Capital Covenant will not be deemed materially adverse to the Holders of the then-effective series of Covered Debt if, following such amendment or supplement, the Replacement Capital Covenant would satisfy the definition of Qualifying Replacement Capital Covenant.

(c)   For purposes of Sections 4(a) and 4(b), the Holders whose consent or agreement is required to terminate, amend or supplement this Replacement Capital Covenant or the obligations of the Corporation under this Replacement Capital Covenant shall be the Holders of the then-effective series of Covered Debt as of a record date established by the Corporation that is not more than 30 days prior to the date on which the Corporation proposes that such termination, amendment or supplement becomes effective.

SECTION 5. *Limitation on Applicability of this Replacement Capital Covenant.* The promises and covenants contained in this Replacement Capital Covenant shall not apply and be of no force and effect upon the occurrence of the following events:

(a)   S&P upgrades the Corporation's corporate credit rating by at least one notch above A;

(b)   the Notes are redeemed by the Corporation due to a Rating Agency Event or a Tax Event;

(c)   after proper notice of redemption for the Notes has been given to the holders of the Notes, a Market Disruption Event occurs and prevents the Corporation from raising proceeds in accordance with Section 2 hereof to redeem the Notes; or

(d)   the Corporation repurchases or redeems or a Subsidiary purchases up to 10% of the outstanding principal amount of the Notes resulting in at least a 5% reduction in the total equity credit assigned by S&P to the Notes.

provided, however, that, with respect to clause (c) above, if during the pendency of such Market Disruption Event the Corporation repurchases or redeems the Notes or a Subsidiary of the Corporation purchases the Notes (in a manner that, but for the existence of the Market Disruption Event, would not have been permitted by this Replacement Capital Covenant) then, at such time as the Market Disruption Event shall cease to exist, the Corporation promises and covenants to issue Common Stock, Rights to acquire Common Stock, Mandatorily Convertible Preferred Stock or Qualifying Capital Securities to raise proceeds, in accordance with Section 2 hereof, in an amount sufficient to repurchase or redeem the Notes.

SECTION 6. *Miscellaneous.* (a) This Replacement Capital Covenant shall be governed by and construed in accordance with the laws of the State of New York.

(b)   This Replacement Capital Covenant shall be binding upon the Corporation and its successors and assigns (*provided* that, in the event the Corporation sells, conveys,

transfers or otherwise disposes of all or substantially all its assets to any person and (i) such person assumes all the obligations of the Corporation under the indenture governing the then applicable Covered Debt and the indenture governing the Notes, (ii) such person assumes all the obligations of the Corporation under the Replacement Capital Covenant and (iii) the Corporation is released from its obligations under the indenture governing the then applicable Covered Debt and the indenture governing the Notes, the corporation shall be released from all its obligations hereunder) and shall inure to the benefit of the Covered Debtholders as they exist from time-to-time (it being understood and agreed by the Corporation that any Person who is a Covered Debtholder shall retain its status as a Covered Debtholder for so long as the series of long-term indebtedness for borrowed money owned by such Person is Covered Debt and, if such Person initiates a claim or proceeding to enforce its rights under this Replacement Capital Covenant after the Corporation has violated its covenants in Section 2 and before the series of long-term indebtedness for money borrowed held by such Person is no longer Covered Debt, such Person's rights under this Replacement Capital Covenant shall not terminate by reason of such series of long-term indebtedness for money borrowed no longer being Covered Debt). The Corporation agrees that, if at any time the Covered Debt is held by a trust (for example, where the Covered Debt is part of an issuance of trust preferred securities), a holder of the securities issued by such trust may enforce (including by instituting legal proceedings) this Replacement Capital Covenant directly against the Corporation as though such holder owned the Covered Debt directly, and the holders of such trust securities shall be deemed Holders of the Covered Debt for purposes of this Replacement Capital Covenant for so long as the indebtedness held by such trust remains the Covered Debt hereunder. Other than the Covered Debtholders as provided in the two previous sentences, no other Person shall have any rights under this Replacement Capital Covenant or be deemed a third party beneficiary of this Replacement Capital Covenant. In particular, no holder of the Notes is a third party beneficiary of this Replacement Capital Covenant, it being understood that such holders may have rights under the indenture governing the Notes were issued.

(c)   All demands, notices, requests and other communications to the Corporation under this Replacement Capital Covenant shall be deemed to have been duly given and made if in writing and (i) if served by personal delivery upon the Corporation, on the day so delivered (or, if such day is not a Business Day, the next succeeding Business Day) or (ii) if delivered by registered post or certified mail, return receipt requested, or sent to the Corporation by a national or international courier service, on the date of receipt by the Corporation (or, if such date of receipt is not a Business Day, the next succeeding Business Day), and in each case to the Corporation at the address set forth below, or at such other address as may thereafter be listed as the principal executive offices of the Corporation in its then most recently filed Form 10-K or Form 10-Q or as may thereafter be posted on its website as the address for notices under this Replacement Capital Covenant:

Integrys Energy Group, Inc.
130 East Randolph Drive
Chicago, Illinois 60601-6207
Attention: Chief Financial Officer

6

In Witness Whereof, the Corporation has caused this Replacement Capital Covenant to be executed by its duly authorized officer as of the day and year first above written.

INTEGRYS ENERGY GROUP, INC.

By: /s/ Bradley A. Johnson
       Name: Bradley A. Johnson
       Title: Vice President and Treasurer

DEFINITIONS

"*Business Day*" means each day other than (a) a Saturday or a Sunday or (b) a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed.

"*Change in Control Event*" means

(a)   The direct or indirect sale, transfer, conveyance or other disposition (other than by way of amalgamation, merger or consolidation), in one or a series of related transactions, of all or substantially all of the Corporation's properties or assets and the properties or assets of the Corporation's subsidiaries, taken as a whole, to any "person" (as that term is used in Section 13(d)(3) of the Securities Exchange Act), other than a wholly-owned subsidiary of the Corporation.

(b)   The consummation of any transaction (including, without limitation, any amalgamation, merger or consolidation) the result of which is that any "person" becomes the beneficial owner, directly or indirectly, of more than 50% of the Corporation's Voting Stock, measured by voting power rather than the number of shares, or

(c)   The first day on which a majority of the members of the Corporation's board of directors are not Continuing Directors. Continuing Directors are those directors (i) who were members of the board of directors on the first date that any of the Notes were issued or were elected or (ii) appointed to the Corporation's board of directors with the approval of a majority of the Continuing Directors who were members of the board of directors at the time of such election or appointment (either by specific vote or by approval of our proxy statement in which such members were named as a nominee for election as a director, without objection to such nomination).

"*Commission*" means the United States Securities and Exchange Commission.

"*Common Stock*" means common stock of the Corporation (including treasury shares of common stock and common stock issued pursuant to the Corporation's dividend reinvestment and stock purchase plan and other plans to the extent cash proceeds are received by the Corporation).

"*Corporation*" has the meaning specified in the introduction to this instrument.

"*Covered Debt*" means (a) at the date of this Replacement Capital Covenant and continuing to but not including the first Redesignation Date, the Initial Covered Debt and (b) thereafter, commencing with each Redesignation Date and continuing to but not including the next succeeding Redesignation Date, the Eligible Debt identified pursuant to Section 3(b) as the Covered Debt for such period.

"*Covered Debtholder*" means each Person (whether a Holder or a beneficial owner holding through a participant in a clearing agency) that buys, holds or sells long-term indebtedness for money borrowed of the Corporation during the period that such long-term indebtedness for money borrowed is Covered Debt, provided that a Person who has sold all of its right, title and interest in Covered Debt shall cease to be a Covered Debtholder at the time of such sale if, at such time, the Corporation has not breached or repudiated, or threatened to breach or repudiate, its obligations hereunder.

"*Eligible Debt*" means, at any time, Eligible Subordinated Debt or, if no Eligible Subordinated Debt is then outstanding, Eligible Senior Debt.

"*Eligible Senior Debt*" means, at any time in respect of any issuer, each series of outstanding long-term indebtedness for money borrowed of such issuer that (a) upon a bankruptcy, liquidation, dissolution or winding up of the issuer, ranks most senior among the issuer's then outstanding classes of indebtedness for money borrowed, (b) has an outstanding principal amount of not less than $100,000,000, and (c) was issued through or with the assistance of a commercial or investment banking firm or firms acting as underwriters, initial purchasers or placement or distribution agents. For purposes of this definition as applied to securities with a CUSIP number, each issuance of long-term indebtedness for money borrowed that has (or, if such indebtedness is held by a trust or other intermediate entity established directly or indirectly by the issuer, the securities of such intermediate entity that have) a separate CUSIP number shall be deemed to be a series of the issuer's long-term indebtedness for money borrowed that is separate from each other series of such indebtedness.

"*Eligible Subordinated Debt*" means, at any time in respect of any issuer, each series of the issuer's then outstanding long-term indebtedness for money borrowed that (a) upon a bankruptcy, liquidation, dissolution or winding up of the issuer, ranks senior to the Notes and subordinate to the issuer's then outstanding series of indebtedness for money borrowed that ranks most senior, (b) has an outstanding principal amount of not less than $100,000,000, and (c) was issued through or with the assistance of a commercial or investment banking firm or firms acting as underwriters, initial purchasers or placement or distribution agents. For purposes of this definition as applied to securities with a CUSIP number, each issuance of long-term indebtedness for money borrowed that has (or, if such indebtedness is held by a trust or other intermediate entity established directly or indirectly by the issuer, the securities of such intermediate entity that have) a separate CUSIP number shall be deemed to be a series of the issuer's long-term indebtedness for money borrowed that is separate from each other series of such indebtedness.

"*EPS*" has the meaning specified in Section 4(b).

"*Holder*" means, as to the Covered Debt then in effect, each holder of such Covered Debt as reflected on the securities register maintained by or on behalf of the Corporation with respect to such Covered Debt.

"*Initial Covered Debt*" means the Corporation's 4.170% Senior Notes Due November 1, 2020, CUSIP No. 45822P AA3.

"*Investor Screen*" has the meaning specified in Section 3(c).

"*Mandatorily Convertible Preferred Stock*" means cumulative preferred stock with (a) no prepayment obligation on the part of the issuer thereof, whether at the election of the holders or otherwise, and (b) a requirement that the preferred stock convert into Common Stock of the Corporation within three years from the date of its issuance at a conversion ratio within a range established at the time of issuance of the preferred stock.

"*Market Disruption Event*" means the occurrence or existence of any of the following events or set of circumstances:

(a)   any suspension or material disruption of trading or settlement of one of the exchanges (and/or their electronic trading platform) on which Common Stock, Rights to acquire Common Stock, Mandatorily Convertible Preferred Stock and/or Qualifying Capital Securities of the Corporation are listed; or

(b)   any change in political conditions, any outbreak or escalation of hostilities, terrorist attacks or crisis such that the issuance by the Corporation of its Common Stock, Rights to acquire Common Stock, Mandatorily Convertible Preferred Stock and/or Qualifying Capital Securities is deemed to be impracticable.

"*Market Value*" means, on any date, the closing sale price per share of Common Stock (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions by The New York Stock Exchange or, if the Common Stock is not then listed on The New York Stock Exchange, as reported by the principal U.S. securities exchange on which the Common Stock is traded or quoted; if the Common Stock is not either listed or quoted on any U.S. securities exchange on the relevant date, the Market Value will be the average of the mid-point of the bid and ask prices for the Common Stock on the relevant date submitted by at least three nationally recognized independent investment banking firms selected by the Corporation for this purpose.

"*Measurement Date*" means, with respect to any redemption, repurchase or purchase of Notes, the date 360 days prior to the date of such redemption, repurchase or purchase; *provided, however,* that the 360 day period may be increased by the number of days during which there exists a Market Disruption Event during the period between the Measurement Date and the date of such redemption, repurchase or purchase.

"*Notes*" has the meaning specified in Recital A.

"*NRSRO*" means a nationally recognized statistical rating organization within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Securities Exchange Act.

"*Person*" means any individual, corporation, partnership, joint venture, trust, limited liability company or corporation, unincorporated organization or government or any agency or political subdivision thereof.

"*Qualifying Capital Securities*" means

(a)   any instrument that achieves 100% equity credit from S&P under the relevant guidelines at the time of repurchase, redemption or purchase of the Notes; or

(b)   any instrument that (i) includes the same deferral features and ranking as the Notes or (ii) achieves the same equity credit from S&P as the Notes at the time of issuance of the Notes.

"*Qualifying Replacement Capital Covenant*" means a replacement capital covenant that is substantially similar to this Replacement Capital Covenant or a replacement capital covenant, as identified by the Corporation's Board of Directors acting in its reasonable discretion and reasonably construing the definitions and other terms of this Replacement Capital Covenant that restricts the related issuer from repaying, redeeming or purchasing identified securities except to the extent of the applicable percentage of the net proceeds from the issuance of specified replacement capital securities that have terms and provisions at the time of redemption, repayment or purchase that are as or more equity-like than the securities then being repaid, redeemed or purchased within the 360-day period prior to the applicable redemption, repayment or purchase date.

"*Qualifying Warrants*" means net share settled warrants to purchase Common Stock that have an exercise price at the date the Corporation agrees to issue such warrants that is greater than the current Market Value of the issuer's Common Stock as of their date of issuance, and do not entitle the issuer to redeem such warrants for cash and the holders of such warrants are not entitled to require the issuer to repurchase such warrants for cash in any circumstance.

"*Rating Agency Event*" means the determination by the Corporation of a change in the hybrid ratings methodology employed by S&P, which change results in a lower equity credit to the Corporation than the equity credit assigned by S&P to the Notes on the date of the prospectus supplement relating to the Notes.

"*Redesignation Date*" means, as to the Covered Debt in effect at any time, the earliest of (a) the date that is two years prior to the final maturity date of such Covered Debt, (b) if the Corporation elects to redeem, or the Corporation or a Subsidiary of the Corporation elects to repurchase, such Covered Debt either in whole or in part with the consequence that after giving effect to such redemption or repurchase the outstanding principal amount of such Covered Debt is less than $100,000,000, the applicable redemption or repurchase date and (c) if such Covered Debt is not Eligible Subordinated Debt of the Corporation, the date on which the Corporation issues long-term indebtedness for money borrowed that is Eligible Subordinated Debt; provided, however, with respect

to clause (a) above, if the Corporation has no series of long-term indebtedness for money borrowed that is Eligible Debt other than the Covered Debt at the date that is two years prior to the final maturity date of the Covered Debt, then the Redesignation Date shall be such subsequent date on which the Corporation issues long-term indebtedness for money borrowed that is Eligible Debt.

"*Replacement Capital Covenant*" has the meaning specified in the introduction to this instrument.

"*Rights to acquire Common Stock*" includes any right to acquire Common Stock, including any right to acquire Common Stock pursuant to a stock purchase plan or other plans to the extent cash proceeds are received by the Corporation. Rights to acquire Common Stock shall include Qualifying Warrants.

"*S&P*" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc.

"*Securities Exchange Act*" means the Securities Exchange Act of 1934, as amended.

"*Subsidiary*" means, at any time, any Person the shares of stock or other ownership interests of which having ordinary voting power to elect a majority of the board of directors or other managers of such Person are at the time owned, or the management or policies of which are otherwise at the time controlled, directly or indirectly through one or more intermediaries (including other Subsidiaries) or both, by another Person.

"*Tax Event*" happens when the Corporation has received an opinion of counsel experienced in tax matters that, as a result of

(i) any amendment to, clarification of, or change, including any announced prospective change, in the laws or treaties of the United States or any of its political subdivisions or taxing authorities, or any regulations under those laws or treaties;

(ii) an administrative action, which means any judicial decision or any official administrative pronouncement, ruling, regulatory procedure, notice or announcement including any notice or announcement of intent to issue or adopt any administrative pronouncement, ruling, regulatory procedure or regulation; or

(iii) any amendment to, clarification of, or change in the official position or the interpretation of any administrative action or judicial decision or any interpretation or pronouncement that provides for a position with respect to an administrative action or judicial decision that differs from the previously generally accepted position, in each case by any legislative body, court, governmental authority or regulatory body, regardless of the time or manner in which that amendment, clarification or change is introduced or made known.

which amendment, clarification, or change is effective or the administrative action is taken or judicial decision, interpretation or pronouncement is issued after the date of the prospectus supplement relating to the Notes, there is more than an insubstantial risk that interest payable by the Corporation on the Notes is not deductible, or within 90 days would not be deductible, in whole or in part, by the Corporation for United States federal income tax purposes.

"*Termination Date*" has the meaning specified in Section 4(a).

"*Voting Stock*" means, with respect to any specified "person" (as that term is used in Section 13(d)(3) of the Securities Exchange Act) as of any date, the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

Exhibit 99.3

AMENDMENT TO REPLACEMENT CAPITAL COVENANT

THIS **AMENDMENT TO THE REPLACEMENT CAPITAL COVENANT** (this "*Amendment*") is dated as of December 1, 2010, by Integrys Energy Group, Inc., formerly known as WPS Resources Corporation, a Wisconsin corporation (together with its successors and assigns, the "*Corporation*") and amends the Replacement Capital Covenant, dated as of December 1, 2006, by the Corporation, in favor of and for the benefit of each Covered Debtholder (the "*Replacement Capital Covenant*").

RECITALS

WHEREAS, on December 1, 2006, the Corporation issued $300,000,000 aggregate principal amount of its 6.11% Junior Subordinated Notes Due 2066 (the "*Notes*"); and

WHEREAS, the Replacement Capital Covenant is the "Replacement Capital Covenant" referred to in the Prospectus Supplement, dated November 28, 2006, relating to the Notes; and

WHEREAS, the Corporation desires to amend certain provisions of the Replacement Capital Covenant pursuant to Section 4(b) of the Replacement Capital Covenant, as set forth in Section 1 of this Amendment; and

WHEREAS, effective as of the date hereof, the Corporation's 4.170% Senior Notes due November 1, 2020 (the "4.170% Notes") have become the Covered Debt, as such term is defined in the Replacement Capital Covenant; and

WHEREAS, pursuant to the terms of the Supplemental Indenture, dated as of November 1, 2010, pursuant to which the 4.170% Notes have been issued, the Corporation has received the requisite consent of the holders of the Covered Debt to effect this Amendment.

NOW, THEREFORE, in consideration of the premises and the covenants and agreements contained herein, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Corporation hereby agrees as follows:

Section 1. *Amendments to the Replacement Capital Covenant.* The Replacement Capital Covenant is hereby amended as follows:

(a)   Section 2, "Limitations on Redemption and Repurchase of Notes," and Section 3, "Covered Debt," are hereby deleted in their entirety.

(b)   All definitions set forth in Schedule I to the Replacement Capital Covenant that relate to defined terms used solely in the Sections deleted hereby are deleted in their entirety.

Section 2. *Instruments To Be Read Together.* This Amendment is executed as and shall constitute an amendment to the Replacement Capital Covenant, and said Replacement Capital Covenant and this Amendment shall henceforth be read together.

Section 3. *Terms Defined.* Capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings assigned to such terms in the Replacement Capital Covenant.

Section 4. *Headings.* The headings of the Sections of this Replacement Capital Covenant have been inserted for convenience of reference only, and are not to be considered a part hereof and shall in no way modify or restrict any of the terms and provisions hereof.

Section 5. *Governing Law.* This Amendment shall be governed by and construed in accordance with the laws of the State of New York.

INTEGRYS ENERGY GROUP, INC.

By /s/ Bradley A. Johnson
    Bradley A. Johnson
    Vice President and Treasurer